UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 18 February 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Q4 2015 Results

Cash positive despite consistently lower prices
JOHANNESBURG. 18 February 2016
Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings of US$15 million for the December 2015 quarter compared with US$22 million for the September 2015 quarter and
US$17 million for the December 2014 quarter. Net losses attributable to our shareholders of
US$258 million for the December 2015 quarter compared with net earnings of US$18 million for the September 2015 quarter and net losses of US$26 million for the December 2014 quarter.

A final dividend of 21 SA cents per share (gross) is payable on 14 March 2016, giving a total dividend for the year ended December 2015 of 25 SA cents per share (gross).
Statement by Nick Holland,
Chief Executive Officer of Gold Fields
2015 was another challenging year for the
gold industry, with the US$ gold price
peaking at around US$1,300/oz in January
and then falling approximately US$250/oz
through the course of the year, with much
volatility, to close 2015 at the US$1,050/oz
level. For Gold Fields, however, weakening
commodity currencies provided some offset
to the weaker US$ gold price. Combined
with ongoing cost saving initiatives and
efficiency improvements, the Group
generated net cash flow of US$123 million
for the year. This performance, driven by our
strong international portfolio, has enabled
Gold Fields to meet its commitments of
paying dividends and improving the balance
sheet. At South Deep, good progress has
been made on getting the basics right, with
early encouraging indicators emerging in H2
2015.
Q4 2015 highlights

Q4 2015 attributable equivalent gold
production was 566koz (up 2% quarter on
quarter), with all-in sustaining costs (AISC)
and all-in costs (AIC) down 2% quarter on
quarter to US$929/oz and US$942/oz,
respectively. Production from South Deep
was 24% higher quarter on quarter at
2,119kg (68koz), on the back of a 42%
quarter on quarter increase in Q3 2015.
Despite a further reduction in the average
gold price during the quarter to US$1,092/oz,
the operations generated net cash flow of
US$47 million.

Impairments of US$300 million were
recognised in Q4 2015, which includes US$50
million of mine impairments (mainly related to
the current outlook for Darlot and Damang);
US$145 million of investment impairments;
and US$105 million of deferred tax assets
derecognised.

Normalised earnings for the quarter were
US$15 million or 2 cents per share. In-line with
our dividend policy, we have declared a final
dividend of 21 per share, taking the full year
dividend to 25 cents per share. During Q4
2015, there was a further reduction in the net
debt balance to US$1,380 million (30
September 2015: US$1,427 million), which
resulted in an improvement in the net debt to
EBITDA ratio to 1.38x, from 1.41x at the end of
Q3 2015.

For FY15, attributable equivalent gold
production for the group was 2.16Moz (FY14:
2.22Moz), within 1% of the original guidance
provided in February 2015. AISC and AIC
came in below 2014 and better than both the
original (February 2015) and revised
(November 2015) guidance at US$1,007/oz
(FY14: US$1,053/oz) and US$1,026/oz (FY14:
US$1,087/oz), respectively.

Gold Fields Q4 2015 Results

The gold price steadily decreased through 2015, to average the year at US$1,140/oz (FY14: US$1,249/oz). Notwithstanding the
approximate US$100/oz decrease in the average gold price, the Group managed to achieve a reduction of US$73 million in the net debt balance.
Strong end to the year at South Deep
South Deep had another improved quarter, with gold production up
24% quarter on quarter to 2,119kg (68koz) (almost double Q1 2015 production), driven by an increase in tonnes (+20% quarter on quarter)
and head grade from underground sources (+4% quarter on quarter).
Consequently, AIC fell 19% quarter on quarter to US$1,156/oz. Q1
2016 is expected to be lower quarter on quarter due to the Christmas holidays, however, it is expected to be better than Q1 2015 as a result of the back to basics approach adopted during the past year.
There was further progress made on a number of important activities at the mine in Q4 2015:
•   Safety continues to be a priority, with no fatalities in the quarter or in H2 2015 and the TRIFR 40% lower quarter on quarter at 2.12.
•   Assisted by the higher rand gold price, there was a material reduction in the cash outflow to R57 million from R266 million in the previous quarter.
•    Development decreased marginally (-3% quarter on quarter) in the
December 2015 quarter to 1,443 metres.
•   The roll out of the new high profile destress mining progressed well during the quarter. At the end of the year, all destress cuts at the mine had been converted to high profile with the exception of corridor 1 (approximately 70% of the mine is now employing high profile destress). Given the transition to high profile, there was an expected decrease in destress mining from 9,523 square metres in
Q3 2015 to 7,357 square metres in Q4 2016.
•   Secondary support increased by 33% quarter on quarter, while backfill placed increased by 25% quarter on quarter.
•   During 2015 the fleet was optimised and a total of 24 category 1 machines were delivered to the mine during the year, with all machines, except one, commissioned before year-end. An
additional 17 machines will be acquired during 2016. The
maintenance capacity at South Deep improved through the course of the year through the implementation of the OEM maintenance contracts in corridor 2 (approximately 35% of total mining), as well as the commissioning of the 93 level workshop.
•   The recruitment of the identified critical skills was 98% completed at the end of 2015. Importantly, most of the core mining and engineering positions have now been filled. With the requisite skills in place, we expect further improvements across the mining value chain at South Deep during 2016.
•   During 2015 a marked improvement in the physical conditions have been achieved across the mine. Further improvements are
expected in 2016, particularly through the new underground
roadway construction and maintenance project to be initiated in Q1
2016.
Good cost performance in Ghana, without any
currency tailwind

Attributable gold production in Ghana decreased by 3% quarter on quarter to 174koz, driven by lower production at both Tarkwa and
Damang. However, AIC was 4% lower quarter on quarter at
US$925/oz. Unfortunately, Tarkwa had a difficult end to the year following a fatality at the mine in early December. Tarkwa managed to continue its good cost performance and reported an 8% quarter on quarter decrease in AIC to US$799/oz and generated net cash flow of
US$14 million.

Damang had another challenging quarter with production and costs deteriorating quarter on quarter. As reported with the Q3 2015 results, we continue to evaluate various options for Damang. We expect to complete this work before the middle of the year.
Lower copper price impacts Peru

Production at Cerro Corona of both gold and copper decreased quarter on quarter due to lower head grades. Combined with the lower copper price, attributable equivalent gold production decreased 16% quarter on quarter to 66koz. On the back of the lower equivalent production,
AIC per equivalent ounce increased to US$1,073/oz.
Australia

Gold production in Australia increased 6% quarter on quarter to
263koz, due to higher production at St Ives and Agnew/Lawlers.
Consequently, AIC decreased 5% quarter on quarter to US$819/oz.
The region had another strong quarter, generating US$86 million of net cash flow, compared to US$64 million in the September 2015 quarter.
The Yilgarn South acquisition was fully repaid by the end of October, which is an exceptional payback period of two years.

Production at St Ives increased 20% quarter on quarter mainly due to increased tonnes processed and higher grades. Agnew/Lawlers
continued its recovery from the challenging ground conditions at
Waroonga earlier in 2015, reporting a 14% quarter on quarter increase in production. Lower grades mined at Granny Smith resulted in a 12%
quarter on quarter decrease in gold production, while production at
Darlot was 3% lower quarter on quarter.

The Australian region materially increased its exploration spend (A$91 million) and activity during 2015 as part of a three-year strategy to increase reserves and resources at the various operations. In additional to exploration drilling to increase current orebodies, activity was also focused on developing new targets on the prospective leases.
At St Ives, there have been prospective anomalies on the Speedway
Trend and some positive early indications on the Eastern Causeway.
Work at Agnew/Lawlers has shown good potential at Cinderella and the adjacent Waroonga North/Kath complex could be an analogue to
Kim. Exploration at Granny Smith has indicated further mineralisation at depth. Multiple targets have been identified across the lease at
Darlot but more work needs to be done given the paucity of drilling below 200m.

To build on the work undertaken in 2015 we have budgeted an
additional A$86 million for 2016. We are targeting to replace depletion in 2016 and aim to add additional targets to the pipeline that will give us improved flexibility and optionality over the long term. Over the past decade, our exploration efforts have largely resulted in us being able to replace what has been mined and we believe there are reasonable prospects that this can be replicated in the future.

Gold Fields Q4 2015 Results

Balance sheet improves in 2015

During Q4 2015, there was a further reduction in the net debt balance to US$1,380 million (31 December 2015: US$1,453 million) taking the total reduction for 2015 to US$73 million. There was a regression in the net debt to EBITDA ratio to 1.38x at year-end, from 1.30x at 31
December 2014.
2016 guidance and outlook

For 2016, we expect attributable equivalent gold production of between
2.05 million ounces and 2.10 million ounces, with decreases in the international operations partly offset by the growth in production at
South Deep. Notable changes in 2016 include a reduction in
production from the Australian region to around 905,000 ounces; the negative impact of the lower copper price on Cerro Corona’s equivalent gold production (reduction to around 260,000 ounces); lower
production from Damang given the review currently underway; and a
30% increase at South Deep to around 257,000 ounces.

The main contributors to lower production in Australia in 2016 are as follows:
•    Mining of lower grade areas of the mine on Zones 90 and 100 at
Granny Smith.
•    Closure of Athena underground mine and outperformance on
grade from Neptune ore in early 2015 at St Ives.
•    Deeper mining at Agnew and timing to access the new high grade
Cinderella ore body.
•    Limited mining planned at Darlot pending further exploration success during the current year.

The 30% increase in production from South Deep is expected to be driven mainly by an increase in available working places; an increase in productivity; fleet expansion; and grade improvements.

However, we expect unit costs to be largely unchanged from 2015, with
AISC expected to be between US$1,000/oz and US$1,010/oz and AIC expected to be between US$1,035/oz and US$1,045/oz. Group capital expenditure for the year is forecast at US$602 million. These expectations assume the following exchange rates: R/US$:14.14 and
A$/US$:0.73.
Move to semi-annual financial reporting

Following a review of our reporting requirements, we have taken the decision to change from quarterly to semi-annual financial reporting.
We will continue to provide production and cost updates to the market on a quarterly basis.

Stock data
NYSE – (GFI)
Number of shares in issue Range – Quarter US$2.08 – US$3.08
– at end December 2015 776,594,162 Average Volume – Quarter 5,588,013 shares/day
– average for the quarter 776,559,790
JSE Limited – (GFI)
Free Float 100 per cent
ADR Ratio 1:1 Range – Quarter ZAR31.00 – ZAR45.24
Bloomberg/Reuters GFISJ/GFLJ.J Average Volume – Quarter 2,149,044 shares/day

Gold Fields Q4 2015 Results
Key Statistics
UNITED STATES DOLLARS
Quarter
Year ended
December
2015
September
2015
December
2014
December
2015
December
2014
Gold produced* oz (000)
566
557                    556
2,159
2,219
Tonnes milled/treated 000
8,386
8,295                 8,286              33,014
33,513
Revenue $/oz
1,092
1,103                 1,179                1,140
1,249
Operating costs $/tonne
41
45                      49                     43
50
Operating profit $m
298
269                    303
1,089
1,191
All-in sustaining costs
#
$/oz
929
948                 1,023                1,007
1,053
Total all-in cost
#
$/oz
942
961                 1,047                1,026
1,087
Net (loss)/profit $m
(258)
18                    (26)                (242)
13
Net (loss)/profit US c.p.s.
(33)
2                      (3)                  (31)
2
Headline earnings/(loss) $m
(54)
21                    (10)                  (28)
27
Headline earnings/(loss) US c.p.s.
(8)
3                      (1)                   (4)
4
Normalised earnings $m
15
22                       17                   45
85
Normalised earnings US c.p.s.
2
3                        2                     6
11
*
All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.
#
As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 26 and 27.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 6 per cent of Group production.
Figures may not add as they are rounded independently.

Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the
Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’
financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•
overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
•
changes in assumptions underlying Gold Fields’ mineral reserve estimates;
•
the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
•
the ability to achieve anticipated cost savings at existing operations;
•
the success of the Group’s business strategy, development activities and other initiatives;
•
the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
•
decreases in the market price of gold or copper;
•
the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
•
the occurrence of work stoppages related to health and safety incidents;
•
loss of senior management or inability to hire or retain employees;
•
fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
•
the occurrence of labour disruptions and industrial actions;
•
power cost increases as well as power stoppages, fluctuations and usage constraints;
•
supply chain shortages and increases in the prices of production imports;
•
the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
•
the adequacy of the Group’s insurance coverage;
•
the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
•
changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•
fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
•
political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields Q4 2015 Results

Results for the Group
SAFETY
The Group’s fatality injury frequency rate regressed from 0.00 in the
September quarter to 0.08 in the December quarter. We regret to report that a fatality occurred at one of Tarkwa’s waste rock dumping areas. Our deepest sympathy and condolences were extended to the family, friends and colleagues of the deceased. The total recordable injury frequency rate (TRIFR) for the Group regressed
1
from 3.13 in the September quarter to 3.53 in the December quarter.
The total recordable injury frequency rate for the year was 3.40
(2014: 4.04). This reflects a 16 per cent improvement in TRIFR for
2015.
1
Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost
Time Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x
1,000,000/number of man-hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
Quarter ended 31 December 2015 compared with
quarter ended 30 September 2015
REVENUE
Attributable equivalent gold production increased by 2 per cent from
556,700 ounces in the September quarter to 566,000 ounces in the
December quarter. South Deep, St Ives and Agnew produced more gold in the December quarter.

Gold production at South Deep in South Africa, increased by 24 per cent from 1,709 kilograms (54,900 ounces) to 2,119 kilograms
(68,100 ounces).

Attributable gold production at the West African operations
decreased by 3 per cent from 174,400 ounces in the September quarter to 168,800 ounces in the December quarter due to lower production at both Tarkwa and Damang. Attributable equivalent gold production at Cerro Corona in Peru decreased by 16 per cent from 78,800 ounces in the September quarter to 65,900 ounces in the December quarter. Gold production at the Australian operations increased by 6 per cent from 248,600 ounces in the September quarter to 263,000 ounces in the December quarter due to higher production at St Ives and Agnew, partially offset by lower production at Granny Smith.

At the South Africa region, production at South Deep increased by
24 per cent from 1,709 kilograms (54,900 ounces) in the September quarter to 2,119 kilograms (68,100 ounces) in the December quarter due to increased volumes and grades.
At the West Africa region, managed gold production at Tarkwa decreased by 3 per cent from 149,400 ounces in the September quarter to 144,800 ounces in the December quarter mainly due to lower tonnes mined and lower plant throughput caused by the fatal accident, seasonal weather and a pre-mature three day reline of the
SAG mill. At Damang, managed gold production decreased by 3
per cent from 44,400 ounces in the September quarter to 42,900 ounces in the December quarter mainly due to lower tonnes mined and processed caused by operational constraints with a narrower mining footprint in the pits.

At the South America region, total managed gold equivalent
production at Cerro Corona decreased by 16 per cent from 79,200 ounces in the September quarter to 66,200 ounces in the December quarter mainly due to lower gold and copper head grades, a function of planned changes in mining sequence as the pit floor is lowered across the footprint.

At the Australia region, St Ives’ gold production increased by 20 per cent from 83,600 ounces in the September quarter to 100,400
ounces in the December quarter mainly due to increased tonnes processed and higher grades. At Agnew/Lawlers, gold production increased by 14 per cent from 57,500 ounces in the September quarter to 65,700 ounces in the December quarter mainly due to higher grades mined and processed. At Darlot, gold production decreased by 3 per cent from 25,400 ounces in the September
quarter to 24,600 ounces in the December quarter mainly due to a drawdown of gold-in-circuit in the September quarter. At Granny
Smith, gold production decreased by 12 per cent from 82,100
ounces in the September quarter to 72,400 ounces in the December quarter due to lower grades mined and processed.

The average quarterly US dollar gold price achieved by the Group decreased by 1 per cent from US$1,103 per equivalent ounce in the
September quarter to US$1,092 per equivalent ounce in the
December quarter. The average rand gold price increased by 7 per cent from R471,094 per kilogram to R503,887 per kilogram. The average Australian dollar gold price decreased by 1 per cent from
A$1,553 per ounce to A$1,531 per ounce. The average US dollar gold price for the Ghanaian operations decreased by 2 per cent from
US$1,126 per ounce in the September quarter to US$1,108 per
ounce in the December quarter. The average US dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 6 per cent from US$908 per equivalent ounce in the September quarter to US$960 per equivalent ounce in the December quarter.
The average US dollar/Rand exchange rate weakened by 9 per cent from R12.86 in the September quarter to R14.08 in the December quarter. The average Australian/US dollar exchange rate weakened by 1 per cent from A$1.00 = US$0.73 to A$1.00 = US$0.72.

Revenue increased by 1 per cent from US$635 million in the
September quarter to US$640 million in the December quarter due to increased gold sold, partially offset by the lower gold price achieved. Equivalent gold sold increased by 2 per cent from
576,000 ounces in the September quarter to 586,300 ounces in the
December quarter. This was mainly due to increased gold sold at
South Deep, St Ives and Agnew, partially offset by lower gold sold at Cerro Corona, Tarkwa, Damang, Darlot and Granny Smith.

Gold Fields Q4 2015 Results
OPERATING COSTS
Net operating costs decreased by 7 per cent from US$366 million in the September quarter to US$342 million in the December quarter mainly due to lower expenditure at all the operations except at South
Deep and a US$6 million gold-in-process credit to cost in the
December quarter compared with US$3 million in the September quarter.

At the South Africa region, net operating costs at South Deep increased by 7 per cent from R803 million (US$63 million) in the
September quarter to R857 million (US$61 million) in the December quarter mainly due to higher production.

At the West Africa region, net operating costs decreased by 12 per cent from US$134 million in the September quarter to US$118
million in the December quarter. This decrease in net operating costs was mainly due to lower production as well as a build-up of inventory of US$6 million in the December quarter compared with
US$1 million in the September quarter.

At the South America region, net operating costs at Cerro Corona increased by 11 per cent from US$35 million in the September quarter to US$39 million in the December quarter mainly due to a drawdown of concentrate of US$2 million in the December quarter compared with a US$1 million build-up at the end of the September quarter.

At the Australia region, net operating costs decreased by 5 per cent from A$186 million (US$135 million) in the September quarter to
A$176 million (US$125 million) in the December quarter mainly due to lower direct mining costs at all the operations.
OPERATING PROFIT
Operating profit for the Group increased by 11 per cent from US$269 million in the September quarter to US$298 million in the December quarter due to the increase in revenue and the decrease in net operating costs.
AMORTISATION
Amortisation for the Group increased by 11 per cent from US$155 million in the September quarter to US$172 million in the December quarter mainly due to increased production.
OTHER
Net interest expense for the Group decreased by 13 per cent from
US$16 million in the September quarter to US$14 million in the
December quarter. Interest expense of US$20 million, partially offset by interest income of US$2 million and interest capitalised of
US$4 million in the December quarter compared with interest
expense of US$22 million, partially offset by interest income of US$2 million and interest capitalised of US$4 million in the September quarter.

The share of equity accounted losses was similar at US$1 million and mainly related to the ongoing study and evaluation costs at the
Far Southeast project (FSE).
The gain on foreign exchange of US$2 million in the December quarter compared with US$7 million in the September quarter.
These gains and losses on foreign exchange related to the
conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments of US$nil million in the December quarter compared with US$4 million in the September quarter and related to the mark to market adjustment on the diesel hedges that the Australian operations entered into on 10 September 2014 and
26 November 2014. The diesel hedges came to an end on 31
December 2015.

Share-based payments for the Group decreased from US$3 million to US$2 million and long-term employee benefits increased from
US$nil million to US$2 million. The two schemes combined were similar at US$4 million.

Other costs for the Group increased from US$7 million to US$20 million, mainly due to increased social development costs at Cerro
Corona and additional expenditure on global compliance.
EXPLORATION AND PROJECT COSTS
Exploration and project costs decreased from US$11 million in the
September quarter to US$10 million in the December quarter mainly due to lower expenditure at Salares Norte.
NON-RECURRING ITEMS
Non-recurring expenses increased from US$8 million in the
September quarter to US$199 million in the December quarter.

The non-recurring expenses in the December quarter included:
•    Impairment of the Group’s investment in Far South East (FSE)
in the Philippines (US$101 million) to its recoverable amount;
•    Impairment of the Group’s investment in Hummingbird (US$4
million) to its fair value;
Loss on disposal of assets at Cerro Corona (US$5 million);
Scrapping of assets no longer in use at Cerro Corona (US$7
million);
•    Write-off of stockpiles at Damang (US$8 million) due to net realisable value adjustments; and
•    Impairment of Arctic Platinum project (APP) (US$39 million) to its fair value less cost of disposal;
•    Impairment at Darlot: gross A$19 million (US$14 million), tax
A$6 million (US$4 million), net A$13 million (US$10 million); and
•    Impairment at Damang: (US$36 million) due to current studies which may result in certain pits not being mined and thus
necessitating them written down to nil carrying value.
This was partially offset by:
•    A decrease in rehabilitation provision (US$15 million) due to increased discount rates at South Deep (R78 million/US$6
million) and at the Australian operations (A$12 million/US$9 million).
The non-recurring expenses in the September quarter included
US$3 million on the impairment of the Group’s investment in
Hummingbird and US$4 million related to retrenchment costs at
Tarkwa.

Gold Fields Q4 2015 Results

ROYALTIES
Government royalties for the Group decreased from US$19 million in the September quarter to US$18 million in the December quarter.
TAXATION
The taxation charge for the Group of US$126 million in the
December quarter compared with US$34 million in the September quarter. Normal taxation increased from US$36 million to US$43 million. The deferred tax charge of US$83 million in the December quarter compared with a credit of US$2 million in the September quarter. The deferred tax charge in the December quarter arose mainly due to impairments of the deferred tax assets of US$68 million at Cerro Corona and US$37 million at Damang along with an
US$8 million charge related to the weakening of the Peruvian Nuevo
Sol.

In Peru, tax depreciation is recognised using the straight line depreciation method for the majority of assets over periods longer than the life of mine. As Cerro Corona has a current life of mine to
2023, a significant portion of assets will not be fully depreciated for tax purposes at the end of the life of the mine. In prior years, the
Group believed that the life could be extended through an expansion of the tailings storage facility. However, during 2015, the Group completed the expansion feasibility study and concluded that in the current gold and copper price environment it would not be viable.
Based on the Group’s best estimate at 31 December 2015, it is unlikely that Cerro Corona will earn taxable profits post the current life of mine in order to utilise these deductible temporary differences as they reverse. Due to the above, the Group impaired an amount of US$68 million related to deferred tax assets not recoverable at
Cerro Corona at 31 December 2015.

The impairment of the deferred tax asset at Damang of US$37
million arose due to uncertainty regarding the extent of future taxable profits against which it can be utilised.

The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol
(Soles) and the functional currency for accounting purposes is the
US dollar. For accounting purposes the unredeemed capital
allowance balance must be converted from Soles to dollars at the closing rate at quarter end. Therefore, the US dollar equivalent of unredeemed capital allowance balance fluctuates due to
movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. A deferred tax charge of US$8 million arose due to the weakening of the exchange rate from 3.22 Nuevo Sol to 3.38 Nuevo Sol in the
December quarter, compared with a deferred tax charge of US$2 million which arose due to the weakening of the exchange rate from
3.17 Nuevo Sol to 3.22 Nuevo Sol in the September quarter. It has no cash effect.
EARNINGS
Net losses attributable to owners of the parent of US$258 million or
US$0.33 per share in the December quarter compared with net
earnings of US$18 million or US$0.02 per share in the September quarter.
Headline loss of US$54 million or US$0.08 per share in the
December quarter compared with earnings of US$21 million or
US$0.03 per share in the September quarter.

Normalised earnings of US$15 million or US$0.02 per share in the
December quarter compared with US$22 million or US$0.03 per
share in the September quarter.
CASH FLOW
Cash inflow from operating activities of US$209 million in the
December quarter compared with US$221 million in the September quarter. This decrease was mainly due to an investment into
working capital of US$34 million in the December quarter compared with a release of working capital of US$34 million in the September quarter, partially offset by lower royalties and taxation paid in the
December quarter.

Cash outflow from investing activities increased from US$146 million in the September quarter to US$165 million in the December quarter due to an increase in capital expenditure from US$143 million in the
September quarter to US$158 million in the December quarter.

Cash inflow from operating activities less net capital expenditure and environmental payments of US$47 million in the December quarter compared with US$75 million in the September quarter, mainly due to higher capital expenditure and negative working capital
adjustments. The US$47 million inflow in the December quarter comprised: US$82 million generated profit by the eight mining operations, US$18 million of net interest paid, US$2 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$82 million above) and US$15 million on non-mine based costs. The US$75
million inflow in the September quarter comprised: US$93 million generated profit by the eight mining operations, US$19 million of net interest paid, US$4 million for exploration mainly at Salares Norte
(this excludes any mine based brownfields exploration which is included in the US$93 million above) and US$5 million on non-mine based income.

In the South Africa region at South Deep, capital expenditure increased from R187 million (US$14 million) in the September quarter to R243 million (US$17 million) in the December quarter due to higher expenditure on fleet.

At the West Africa region, capital expenditure decreased from
US$43 million to US$38 million. At Tarkwa, capital expenditure decreased from US$37 million to US$35 million with expenditure mainly incurred on pre-stripping. Capital expenditure at Damang decreased from US$6 million to US$3 million.

In the South America region at Cerro Corona, capital expenditure increased from US$19 million to US$28 million. The majority of the expenditure was on the construction of further raises to the tailings dam as well as construction of the new camp.

At the Australia region, capital expenditure increased from A$89 million (US$66 million) in the September quarter to A$107 million
(US$77 million) in the December quarter. At St Ives, capital expenditure increased from A$31 million (US$22 million) in the
September quarter to A$45 million (US$32 million) in the December

Gold Fields Q4 2015 Results
quarter due to increased pre-strip at Neptune, Invincible and A5. At
Agnew/Lawlers, capital expenditure increased from A$25 million
(US$19 million) to A$28 million (US$20 million) mainly due to increased development at FBH, a reasonably high grade deposit that will ultimately replace Kim South at the Waroonga underground mine. At Darlot, capital expenditure was similar at A$7 million (US$5 million) and at Granny Smith, capital expenditure increased from
A$26 million (US$19 million) in the September quarter to A$27 million (US$20 million) in the December quarter due to equipment rebuilds.

Net cash outflow from financing activities of US$91 million in the
December quarter compared with an inflow of US$20 million in the
September quarter and related to net loans raised and paid. The outflow in the December quarter related to the repayment of US$212 million on offshore and local loans, partially offset by a net drawdown of US$121 million on offshore and local loans.

The net cash outflow for the Group of US$54 million in the December quarter compared with an inflow of US$93 million in the September quarter. After accounting for a positive translation adjustment of
US$8 million on non-US dollar cash balances, the cash outflow for the December quarter was US$46 million. As a result, the cash balance decreased from US$486 million at the end of September to
US$440 million at the end of December.
ALL-IN SUSTAINING AND TOTAL ALL-IN COST
The Group all-in sustaining costs decreased by 2 per cent from
US$948 per ounce in the September quarter to US$929 per ounce in the December quarter mainly due to higher gold sold and lower net operating costs, partially offset by higher sustaining capital expenditure and the inventory write off of US$8 million. Total all-in cost decreased by 2 per cent from US$961 per ounce in the
September quarter to US$942 per ounce in the December quarter for the same reasons as all-in sustaining costs.

In the South Africa region, at South Deep, all-in sustaining costs decreased by 14 per cent from R578,051 per kilogram (US$1,404 per ounce) to R495,833 per kilogram (US$1,095 per ounce) mainly due to higher gold sold, partially offset by higher operating costs and higher sustaining capital expenditure. The total all-in cost decreased by 11 per cent from R589,823 per kilogram (US$1,431 per ounce) to R522,642 per kilogram (US$1,156 per ounce) due to the same reasons as for all-in sustaining costs, partially offset by higher non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs and total all-in cost decreased by 4 per cent from US$962 per ounce in the September quarter to US$925 per ounce in the December quarter mainly due to lower net operating costs and lower capital expenditure, partially offset by the US$8 million inventory write-off at Damang.

At the South America region, all-in sustaining costs and total all-in cost increased by 72 per cent from US$747 per ounce to US$1,285 per ounce. This was mainly due to lower gold sold, the decrease in the copper price, the gold-in-process charge to cost compared with a credit in the previous quarter as well as increased capital expenditure. All-in sustaining costs and total all-in cost per equivalent ounce increased by 47 per cent from US$731 per
equivalent ounce to US$1,073 per equivalent ounce mainly due to the same reasons as above, as well as lower equivalent ounces sold.

At the Australia region, all-in sustaining costs and total all-in cost decreased by 3 per cent from A$1,177 per ounce (US$859 per
ounce) in the September quarter to A$1,146 per ounce (US$819 per ounce) in the December quarter mainly due to higher gold sold and lower net operating costs, partially offset by higher capital expenditure.
FREE CASH FLOW MARGIN
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the December quarter is calculated as follows:
December 2015
US$’m
US$/oz
Revenue*
614.1
1,104
Less: Cash outflow
(530.1)
(953)
AIC
(523.9)
(942)
Adjusted for
Share-based payments (as non-cash)
1.9
3
Long-term employee benefits
1.6
3
Exploration, feasibility and evaluation
costs outside of existing operations
4.0
7
Tax paid (excluding royalties)
(13.7)
(25)
Free cash flow**
84.0
151
FCF margin
14%
Gold sold only – 000’ounces
556.4
*
Revenue from income statement at US$640.1 million less revenue from by-
products in AIC at US$26.0 million equals US$614.1 million.
** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 23 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.

The FCF margin of 14 per cent in the December quarter at a gold price of US$1,092 per ounce compared with 11 per cent in the
September quarter at a gold price of US$1,103 per ounce.

The higher FCF margin in the December quarter was mainly due to higher gold sold and lower net operating costs, partially offset by higher capital expenditure.
BALANCE SHEET
Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,427 million at the end of September to US$1,380 million at the end of December, a US$47 million decrease.
NET DEBT/EBITDA
The net debt/EBITDA ratio at the end of the December quarter was
1.38x calculated on the actual results for the 2015 financial year.

Gold Fields Q4 2015 Results

South Africa region

South Deep Project
Dec
2015
Sept
2015
Gold produced 000’oz
68.1
54.9
kg
2,119
1,709
Yield – underground reef g/t
5.21
5.08
All-in sustaining costs R/kg
495,833
578,051
US$/oz
1,095
1,404
Total all-in cost R/kg
522,642
589,823
US$/oz
1,156
1,431

Gold production increased by 24 per cent from 1,709 kilograms
(54,900 ounces) in the September quarter to 2,119 kilograms
(68,100 ounces) in the December quarter due to increased volumes and grades.

Total tonnes milled increased by 42 per cent from 387,000 tonnes in the September quarter to 549,000 tonnes in the December quarter.
Total tonnes milled in the December quarter included 23,000 tonnes of underground waste mined and 122,300 tonnes of surface tailings material compared with 19,400 tonnes of underground waste mined and 33,700 tonnes of surface tailings material in the September quarter. The re-mining project, treating surface material, has started to gain momentum during the quarter and has continued to sustain the backfill requirements in both current workings and historical open stopes. Underground reef yield increased by 3 per cent from
5.08 grams per tonne to 5.21 grams per tonne due to improved grades and a release of gold-in-process during the quarter.

Development decreased by 3 per cent from 1,486 metres in the
September quarter to 1,443 metres in the December quarter. New mine capital development (phase one, sub 95 level) decreased by
10 per cent from 347 metres in the September quarter to 314 metres in the December quarter. Development in the current mine areas in
95 level and above decreased marginally from 1,139 metres to
1,129 metres. Destress mining decreased by 23 per cent from 9,523 square metres in the September quarter to 7,357 square metres in the December quarter. The decrease in destress mining is due to the strategic change in the mining method as detailed in the
September quarter. The mine started with the process to convert low profile destress mining cuts to high profile destress mining cuts towards the end of the September quarter. High profile destress mining improved significantly from a low base of 562 square metres in the September quarter to 2,990 square metres in the December quarter, mainly due to the introduction of 3 new drill rigs and improved productivity. The high profile and low profile methods contributed 43 per cent and 57 per cent, respectively, to total destress.

The current mine (95 level and above) contributed 79 per cent of the ore tonnes in the December quarter, while the new mine (below 95 level) contributed 21 per cent. The long-hole stoping method accounted for 39 per cent of total ore tonnes mined compared with
40 per cent in the September quarter.

Operating costs increased by 7 per cent from R803 million (US$63 million) in the September quarter to R857 million (US$61 million) in the December quarter. This increase was mainly due to the higher production, as well as higher bonuses paid in line with the increased production.

Operating profit of R211 million (US$17 million) in the December quarter compared with R2 million (US$1 million) in the September quarter mainly due to higher revenue, partially offset by higher operating costs.

Capital expenditure increased from R187 million (US$14 million) in the September quarter to R243 million (US$17 million) in the
December quarter as a result of higher spending on fleet.

All-in sustaining costs decreased from R578,051 per kilogram
(US$1,404 per ounce) in the September quarter to R495,833 per kilogram (US$1,095 per ounce) in the December quarter, a
decrease of 14 per cent mainly due to increased gold sold, partially offset by higher operating costs and higher sustaining capital expenditure.

Total all-in cost decreased from R589,823 per kilogram (US$1,431 per ounce) in the September quarter to R522,642 per kilogram
(US$1,156 per ounce) in the December quarter, a decrease of 11 per cent due to the same reasons as for all-in-sustainable costs, partially offset by higher non-sustaining capital expenditure.

Sustaining capital expenditure increased from R166 million (US$13 million) in the September quarter to R184 million (US$13 million) in the December quarter due to additional fleet and the refurbishment of the twin shaft man winder. Non-sustaining capital expenditure increased from R20 million (US$2 million) in the September quarter to R59 million (US$4 million) in the December quarter.

The focus during the March 2016 quarter will remain on advancing the high profile destress mining cuts into virgin rock in order to open up the orebody. Ripping to advance the converted destress cuts was completed during the December quarter. The ratio of high profile destress square metres to total destress square metres is planned to increase from 43 per cent in the December quarter to 48 per cent in the March quarter and to 82 per cent by 2016 year end.

The independent Geotechnical Review Board (GRB), a committee of local and international experts, will continue to peer review progress at South Deep to ensure exposure to relevant industry leading practices, operational de-risking and world class
geotechnical support in massive underground mining at depth.

Guidance

The estimate for calendar 2016 is as follows:
•   Gold produced ~ 8,000 kilograms (257,000 ounces)
•    Destress square metres ~ 36,000 square meters
•    Capital expenditure ~ R999 million (US$71 million)
•    All-in sustaining costs ~ R550,000 per kilogram (US$1,200 per ounce)
•    Total all-in cost ~ R575,000 per kilogram (US$1,250 per ounce)

Gold Fields Q4 2015 Results
West Africa region
GHANA
Tarkwa
Dec
2015
Sept
2015
Gold produced 000’oz
144.8
149.4
Yield – CIL plant g/t
1.36
1.36
– combined g/t
1.36
1.36
All-in sustaining costs US$/oz
799
872
Total all-in cost US$/oz
799
872

Gold production decreased by 3 per cent from 149,400 ounces in the September quarter to 144,800 ounces in the December quarter due to lower plant throughput.

Total tonnes mined, including capital stripping, decreased from 26.1 million tonnes in the September quarter to 23.0 million tonnes in the
December quarter. Ore tonnes mined decreased from 3.8 million tonnes to 3.6 million tonnes. Operational waste tonnes mined decreased from 9.7 million tonnes to 8.2 million tonnes while capital waste tonnes mined decreased from 12.6 million tonnes to 11.2 million tonnes. The lower tonnes in all categories were due to lower fleet utilisation in the December quarter compared with the
September quarter. The lower utilisation was partially due to some of the equipment being parked during the investigation of the fatal accident, but also a result of seasonal weather conditions. The
Harmattan (a very dusty wind) was particularly intense in December as a result of the drought in West-Africa. This caused very poor visibility which has a negative impact on effective utilisation of mining equipment. Head grade mined increased from 1.37 grams per tonne to 1.45 grams per tonne. The strip ratio decreased from
5.8 to 5.5.

The CIL plant throughput decreased from 3.40 million tonnes in the
September quarter to 3.30 million tonnes in the December quarter.
A three day reline on the SAG mill which was originally planned for
January 2016, had to be brought forward to December 2015 to
ensure continuous operation and structural integrity of the SAG mill.
Realised yield from the CIL plant was similar at 1.36 grams per tonne.

Net operating costs, including gold-in-process movements,
decreased from US$86 million in the September quarter to US$73 million in the December quarter due to a net increase in gold-in-
process and lower operating costs. The US$7 million build-up of stockpiles in the December quarter compared with US$1 million in the September quarter.

Operating profit increased from US$82 million in the September quarter to US$88 million in the December quarter as a result of the lower net operating costs.

Capital expenditure decreased from US$37 million to US$35 million mainly due to lower capital waste mined.

All-in sustaining costs and total all-in cost decreased by 8 per cent from US$872 per ounce in the September quarter to US$799 per ounce in the December quarter due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold.

Guidance

The estimate for calendar 2016 is as follows:
•    Gold produced ~ 560,000 ounces
•   Capital expenditure ~ US$128 million
•   All-in sustaining costs ~ US$940 per ounce
•   Total all-in cost ~ US$940 per ounce

Damang
Dec
2015
Sept
2015
Gold produced 000’oz
42.9
44.4
Yield g/t
1.26
1.23
All-in sustaining costs US$/oz
1,361
1,272
Total all-in cost US$/oz
1,361
1,272

Gold production decreased by 3 per cent from 44,400 ounces in the
September quarter to 42,900 ounces in the December quarter
mainly due to decreased volumes and lower tonnes processed.

Total tonnes mined, including capital stripping, decreased from 6.0 million tonnes in the September quarter to 4.9 million tonnes in the
December quarter due to lower equipment availability on the larger excavators and operational constraints with a narrower mining footprint in the Huni, Juno and Rex pits, typical of pits as they progress deeper.

Ore tonnes mined decreased from 1.4 million tonnes to 1.0 million tonnes. Operational waste tonnes mined decreased from 4.6 million tonnes in the September quarter to 3.9 million tonnes in the
December quarter. Head grade mined increased from 1.17 grams per tonne to 1.43 grams per tonne. The strip ratio increased from
3.4 to 3.8.

Yield increased from 1.23 grams per tonne to 1.26 grams per tonne due to improved plant recovery, partially offset by a lower mine call factor.

Tonnes processed decreased from 1.12 million tonnes in the
September quarter to 1.06 million tonnes in the December quarter due to a reduction in the percentage of oxides in the feed blend and more frequent power outages during the December quarter.

Net operating costs, including gold-in-process movements,
decreased from US$48 million to US$45 million mainly due to lower production, partially offset by a US$1 million drawdown of inventory in the December quarter compared with US$nil million in the
September quarter.

Operating profit increased from US$2 million in the September quarter to US$3 million in the December quarter due to lower net operating costs.

Capital expenditure decreased from US$6 million to US$3 million with the majority spent on the processing plant upgrade.

Gold Fields Q4 2015 Results

All-in sustaining costs and total all-in cost increased by 7 per cent from US$1,272 per ounce in the September quarter to US$1,361 per ounce in the December quarter due to lower gold sold and the US$8 million write-off of non-economical low grade stockpiles, partially offset by lower net operating costs and capital expenditure.

Guidance

The estimate for calendar 2016 is as follows:
•    Gold produced ~ 150,000 ounces
•    Capital expenditure ~ US$30 million
•    All-in sustaining costs ~ US$1,160 per ounce
•    Total all-in cost ~ US$1,160 per ounce
South America region
PERU
Cerro Corona
Dec
2015
Sept
2015
Gold produced 000’oz
36.8
44.0
Copper produced tonnes
6,645
7,492
Total equivalent gold
produced
000’ eqoz
66.2
79.2
Total equivalent gold sold 000’ eqoz
67.5
78.6
Yield – gold g/t
0.69
0.81
– copper per cent
0.40
0.45
– combined g/t
1.19
1.40
All-in sustaining costs US$/oz
1,285
747
Total all-in cost US$/oz
1,285
747
AISC per equivalent ounce* US$/oz
1,073
731
AIC per equivalent ounce* US$/oz
1,073
731
Gold price** US$/oz
1,110
1,128
Copper price** US$/t
4,914
5,308
* Refer to page 26 and 28 for calculations.
** Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production decreased by 16 per cent from 44,000 ounces in the September quarter to 36,800 ounces in the December quarter.
Copper production decreased by 11 per cent from 7,492 tonnes to
6,645 tonnes. Equivalent gold production decreased by 16 per cent from 79,200 ounces to 66,200 ounces. The decrease in gold and copper production was due to lower gold and copper head grades treated. This was in line with the mine sequencing and the planned production schedule for the December quarter. Gold head grade decreased from 1.11 grams per tonne to 0.97 grams per tonne and copper head grade decreased from 0.51 per cent to 0.47 per cent.
Gold recoveries decreased from 73.1 per cent to 71.4 per cent and copper recoveries decreased from 86.8 per cent to 85.5 per cent.
As a result, gold yield decreased from 0.81 grams per tonne to 0.69 grams per tonne and copper yield decreased from 0.45 per cent to
0.40 per cent.

In the December quarter, concentrate with a payable content of
37,622 ounces of gold was sold at an average price of US$1,109 per ounce and 6,770 tonnes of copper was sold at an average price of US$4,229 per tonne, net of treatment and refining charges. This compared with concentrate with a payable content of 44,464 ounces of gold that was sold at an average price of US$1,123 per ounce and 7,278 tonnes of copper that was sold at an average price of
US$4,521 per tonne, net of treatment and refining charges in the
September quarter. Total equivalent gold sales decreased by 14 per cent from 78,600 ounces in the September quarter to 67,500 ounces in the December quarter mainly due to lower volumes.

Total tonnes mined decreased by 6 per cent from 3.53 million tonnes in the September quarter to 3.31 million tonnes in the December quarter in line with the mine sequencing. The higher tonnes mined in the September quarter was due to a push back on the North-west wall, which necessitated the need to move waste to open up ore areas. Ore mined decreased by 2 per cent from 1.76 million tonnes to 1.72 million tonnes. The strip ratio decreased from 1.01 to 0.92 due to lower waste mined in the December quarter.

Ore processed decreased by 1 per cent from 1.75 million tonnes in the September quarter to 1.73 million tonnes in the December quarter.

Net operating costs, including gold-in-process movements,
increased from US$35 million in the September quarter to US$39 million in the December quarter. The higher cost was mainly due to a US$2 million drawdown of concentrate inventory at the end of the
December quarter compared with a US$1 million build-up at the end of the September quarter.

Operating profit decreased from US$36 million in the September quarter to US$26 million in the December quarter due to lower equivalent gold sold and higher net operating costs.

Capital expenditure increased from US$19 million to US$28 million mainly due to increased construction activities at the tailings dam and the construction of the new camp.

All-in sustaining costs and total all-in cost increased by 72 per cent from US$747 per ounce in the September quarter to US$1,285 per ounce in the December quarter. This was mainly due to lower gold sold, the gold-in-process charge to costs and increased capital expenditure. All-in sustaining costs and total all-in costs per equivalent ounce increased by 47 per cent from US$731 per
equivalent ounce to US$1,073 per equivalent ounce mainly due to the same reasons as above and lower equivalent ounces sold.

Guidance

The estimate for calendar 2016 is as follows:

•    Gold equivalents produced ~ 260,000 ounces
•    Gold only produced ~ 150,000 ounces
•    Copper tonnes produced ~ 28,000 tonnes
•    Capital expenditure ~ US$54 million
•    All-in sustaining costs ~ US$860 per equivalent ounce
•    Total all-in cost ~ US$860 per equivalent ounce
•    Copper price ~ US$2.00 per pound
•    Gold price ~ US$1,100 per ounce
•    All-in sustaining costs ~ US$790 per ounce
•    Total all-in cost ~ US$790 per ounce

Gold Fields Q4 2015 Results
Australia region

St Ives

Dec
2015
Sept
2015
Gold produced 000’oz
100.4
83.6
Yield – underground g/t
4.81
4.42
– heap leach* g/t
-
-
– surface g/t
2.69
2.45
–   combined                    g/t
3.21
3.11
All-in sustaining costs A$/oz
1,171
1,229
US$/oz
836
879
Total all-in cost A$/oz
1,171
1,229
US$/oz
836
879
* Heap leach produced 200 ounces, rinsed from inventory (1,800 ounces was rinsed in the
September quarter).
Gold production increased by 20 per cent from 83,600 ounces in the
September quarter to 100,400 ounces in the December quarter due to a significant increase in tonnes processed and higher grades.

Total tonnes mined increased from 6.079 million tonnes in the
September quarter to 7.750 million tonnes in the December quarter.

At the underground operations, ore mined decreased by 14 per cent from 275,000 tonnes in the September quarter to 237,000 tonnes in the December quarter as the Athena mine approaches closure in the
March 2016 quarter. The reduced tonnes were partially offset by a
6 per cent increase in grade from 4.85 grams per tonne to 5.16 grams per tonne.

At the open pit operations, total ore tonnes mined increased by 16 per cent from 569,000 tonnes in the September quarter to 660,000 tonnes in the December quarter. Grade mined increased by 13 per cent from 2.71 grams per tonne to 3.07 grams per tonne as the pit moved into a higher grade portion of the ore body.

Operational waste tonnes mined decreased by 47 per cent from
3.913 million tonnes in the September quarter to 2.074 million tonnes in the December quarter. Capital waste tonnes mined
increased by 262 per cent from 1.319 million tonnes to 4.779 million tonnes. The strip ratio increased from 9.2 to 10.4. Capital waste mined included the commencement of stripping campaigns at the
Neptune and A5 pits which are expected to complement the
Invincible pit as St Ives moves to a predominately open pit operation with the closure of the Athena underground mine.

Throughput at the Lefroy mill increased from 837,000 tonnes in the
September quarter to 974,000 tonnes in the December quarter with more open pit ore available for processing. Yield increased from
3.11 grams per tonne to 3.21 grams per tonne in line with increased open pit and underground grades mined. Gold production from the
Lefroy mill increased from 81,800 ounces in the September quarter to 100,200 ounces in the December quarter.

Residual leaching and irrigation of the existing heap leach pad continued and a further 200 ounces were produced in the December quarter. This compared with 1,800 ounces produced in the
September quarter. The decrease in production resulted from a reduction in irrigation due to “ponding issues” (the top of the heap leach pad becomes tight or solid and the solution cannot permeate down through the pad) on the heap leach as well as a failure of the elution circuit during the quarter. Since cessation of stacking activities, a total of 24,400 ounces have been produced. This process will continue until pregnant solutions become uneconomic.

Net operating costs, including gold-in-process movements, was similar at A$65 million (US$46 million).

Operating profit increased from A$66 million (US$48 million) in the
September quarter to A$89 million (US$65 million) in the December quarter due to increased production.

Capital expenditure increased from A$31 million (US$22 million) in the September quarter to A$45 million (US$32 million) in the
December quarter with an additional A$13 million (US$9 million)
incurred on pre-stripping.

All-in sustaining costs and total all-in cost decreased by 5 per cent from A$1,229 per ounce (US$879 per ounce) in the September
quarter to A$1,171 per ounce (US$836 per ounce) in the December quarter due to increased gold sold, partially offset by increased capital expenditure.

Guidance

The estimate for calendar 2016 is as follows:
•    Gold produced ~ 350,000 ounces
•   Capital expenditure ~ A$220 million (US$161 million)
•    All-in sustaining costs ~ A$1,380 per ounce (US$1,010 per
ounce)
•    Total all-in cost ~ A$1,380 per ounce (US$1,010 per ounce)

Agnew/Lawlers
Dec
2015
Sept
2015
Gold produced 000’oz
65.7
57.5
Yield g/t
6.88
6.07
All-in sustaining costs A$/oz
1,160
1,401
US$/oz
828
1,025
Total all-in cost A$/oz
1,160
1,401
US$/oz
828
1,025

Gold production increased by 14 per cent from 57,500 ounces in the
September quarter to 65,700 ounces in the December quarter
mainly due to higher grades mined and processed.

Ore mined from underground increased by 19 per cent from 264,000 tonnes in the September quarter to 313,000 tonnes in the December quarter as the Waroonga mine recovered from a seismic event and adverse ground conditions encountered at the beginning of the
September quarter. Head grade mined increased by 14 per cent from 6.36 grams per tonne to 7.25 grams per tonne mainly due to higher grade areas being mined in the New Holland mine.

Tonnes processed increased by 1 per cent from 294,000 tonnes in the September quarter to 298,000 tonnes in the December quarter with the mill continuing to operate near capacity. The combined

Gold Fields Q4 2015 Results

yield increased from 6.07 grams per tonne to 6.88 grams per tonne mainly due to higher grades.

Net operating costs, including gold-in-process movements,
decreased from A$51 million (US$38 million) in the September quarter to A$44 million (US$31 million) in the December quarter due to a A$3 million (US$3 million) build-up of inventory in the December quarter compared with a A$3 million (US$2 million) drawdown in the
September quarter.

Operating profit increased from A$38 million (US$27 million) in the
September quarter to A$57 million (US$41 million) in the December quarter due to higher gold sold and lower net operating costs.

Capital expenditure increased from A$25 million (US$19 million) in the September quarter to A$28 million (US$20 million) in the
December quarter. The increase in capital expenditure was due to the ramp-up in development activities associated with Fitzroy
Bengal Hastings (FBH) at Waroonga and the commencement of
decline development to the Cinderella ore body. The Cinderella deposit straddles the tenement boundary between New Holland and
Waroonga and will be accessed from the existing New Holland mine.
The discovery and mining of this deposit on the tenement boundary became possible with the integration of the Lawlers and Agnew mines.

All-in sustaining costs and total all-in cost decreased by 17 per cent from A$1,401 per ounce (US$1,025 per ounce) in the September quarter to A$1,160 per ounce (US$828 per ounce) in the December quarter due to increased gold sold and lower net operating costs, partially offset by higher capital expenditure.

Guidance

The estimate for calendar 2016 is as follows:
•    Gold produced ~ 223,000 ounces
•    Capital expenditure ~ A$87 million (US$64 million)
•    All-in sustaining costs ~ A$1,350 per ounce (US$990 per ounce)
•    Total all-in cost ~ A$1,350 per ounce (US$990 per ounce)

Darlot
Dec
2015
Sept
2015
Gold produced 000’oz
24.6
25.4
Yield g/t
6.52
6.30
All-in sustaining costs A$/oz
1,142
1,232
US$/oz
817
906
Total all-in cost A$/oz
1,142
1,232
US$/oz
817
906

Gold production decreased by 3 per cent from 25,400 ounces in the
September quarter to 24,600 ounces in the December quarter due to a drawdown of gold in circuit in the September quarter.

Ore mined from underground decreased by 1 per cent from 110,800 tonnes to 109,300 tonnes. Head grade mined increased from 7.03 grams per tonne in the September quarter to 7.09 grams per tonne in the December quarter.
Tonnes processed decreased by 6 per cent from 125,300 tonnes in the September quarter to 118,000 tonnes in the December quarter due to a parcel of toll treatment in the September quarter not repeated in the December quarter. The yield increased from 6.30 grams per tonne to 6.52 grams per tonne. This was due to higher grade ore mined and cessation of the lower grade material treated as part of the toll treatment arrangements in the September quarter.
The tolling arrangements contributed 529 ounces to gold production for the September quarter.

Net operating costs, including gold-in-process movements,
decreased from A$23 million (US$17 million) in the September quarter to A$20 million (US$14 million) in the December quarter.
The decrease reflects a small build-up of gold-in-process in the
December quarter compared with a US$1 million drawdown in the
September quarter.

Operating profit increased from A$17 million (US$13 million) to A$18 million (US$13 million) mainly due to lower net operating costs, partially offset by the decrease in ounces produced.

Capital expenditure was similar at A$7 million (US$5 million) and included A$3 million of capital development at Lords South Lower and A$3 million of exploration.

All-in sustaining costs and total all-in cost decreased by 7 per cent from A$1,232 per ounce (US$906 per ounce) in the September
quarter to A$1,142 per ounce (US$817 per ounce) in the December quarter due to lower net operating costs, partially offset by lower gold sold.

Guidance

•   The estimate for calendar 2016 is as follows:
•    Gold produced ~ 58,000 ounces
•    Capital expenditure ~ A$10 million (US$8 million)
•    All-in sustaining costs ~ A$1,660 per ounce (US$1,215 per ounce)
•    Total all-in cost ~ A$1,660 per ounce (US$1,215 per ounce)

Granny Smith
Dec
2015
Sept
2015
Gold produced 000’oz
72.4
82.1
Yield g/t
6.26
7.08
All-in sustaining costs A$/oz
1,101
957
US$/oz
787
699
Total all-in cost A$/oz
1,101
957
US$/oz
787
699

Gold production decreased by 12 per cent from 82,100 ounces in the September quarter to 72,400 ounces in the December quarter due to lower grades mined in line with the mining sequence and as planned.

Ore mined from underground was similar at 353,000 tonnes. Head grade mined decreased from 7.68 grams per tonne in the
September quarter to 6.51 grams per tonne in the December
quarter. In the September quarter mining activity took place, as

Gold Fields Q4 2015 Results
sequenced, in higher grade areas of the ore body. Due to mine scheduling lower grade areas were mined in the December quarter.

Tonnes processed decreased marginally from 361,000 tonnes in the
September quarter to 359,000 tonnes in the December quarter. The yield decreased from 7.08 grams per tonne to 6.26 grams per tonne due to lower head grades.

Net operating costs, including gold-in-process movements were similar at A$47 million (US$34 million).

Operating profit decreased from A$80 million (US$59 million) in the
September quarter to A$63 million (US$45 million) in the December quarter due to lower gold sold.

Capital expenditure increased from A$26 million (US$19 million) in the September quarter to A$27 million (US$20 million) in the
December quarter. The majority of the expenditure related to capital development, exploration, the establishment of the new fresh air rise and gas power station integration. The mine is planned to move from diesel power to gas fired power in the June 2016 quarter with the completion of construction and the commissioning of the new power station. The new power station is expected to provide savings in power costs. It will also replace an old diesel powered plant, substantially lowering the risk of power interruption and reducing carbon emissions.

All-in sustaining costs and total all-in cost increased by 15 per cent from A$957 per ounce (US$699 per ounce) in the September
quarter to A$1,101 per ounce (US$787 per ounce) in the December quarter mainly due to lower gold sold and higher capital expenditure.

Guidance

The estimate for calendar 2016 is as follows:
•    Gold produced ~ 270,000 ounces
•    Capital expenditure ~ A$118 million (US$87 million)
•    All-in sustaining costs ~ A$1,170 per ounce (US$855 per ounce)
•    Total all-in cost ~ A$1,170 per ounce (US$855 per ounce)
Year ended 31 December 2015 compared with
year ended 31 December 2014

Group attributable equivalent gold production decreased by 3 per cent from 2.22 million ounces in 2014 to 2.16 million ounces in 2015 mainly due to lower production at all the mines except for Tarkwa and St Ives.

At the South Africa region, gold production at South Deep,
decreased by 1 per cent from 6,237 kilograms (200,500 ounces) in
2014 to 6,160 kilograms (198,000 ounces) in 2015 mainly due to lower grades, partially offset by increased volumes.

At the West Africa region, total managed gold production increased by 2 per cent from 736,000 ounces in 2014 to 753,900 ounces in
2015. At Tarkwa, gold production increased by 5 per cent from
558,300 ounces to 586,100 ounces mainly due to higher grade. At
Damang, gold production decreased by 6 per cent from 177,800 ounces to 167,800 ounces mainly due to lower grades, partially offset by increased volumes.
At the South America region, gold equivalent production at Cerro
Corona decreased by 9 per cent from 326,600 ounces in 2014 to
295,600 ounces in 2015 mainly due to a decrease in gold and
copper grades as well as a lower gold equivalent price ratio.

At the Australia region, gold production decreased by 4 per cent from
1,031,000 ounces in 2014 to 988,000 ounces in 2015. At St Ives, gold production increased by 3 per cent from 361,700 ounces to
371,900 ounces mainly due to higher grades mined and processed.
At Agnew/Lawlers, gold production decreased by 13 per cent from
270,700 ounces to 236,600 ounces mainly due to lower tonnes
mined and processed as well as lower grade. At Darlot, gold
production decreased by 6 per cent from 83,600 ounces to 78,400 ounces due to lower tonnes mined and processed, partially offset by higher grade. At Granny Smith, gold production decreased by 4 per cent from 315,200 ounces to 301,100 ounces mainly due to lower grades and volumes processed.
INCOME STATEMENT
Revenue decreased by 11 per cent from US$2,869 million in 2014 to US$2,545 million in 2015 mainly due to lower production and the lower gold price received. The average gold price decreased by 9 per cent from US$1,249 per ounce to US$1,140 per ounce. The
average Rand/US dollar exchange rate weakened by 17 per cent from R10.82 in 2014 to R12.68 in 2015. The average Australian/US dollar exchange rate weakened by 17 per cent from A$1.00 =
US$0.903 to A$1.00 = US$0.752.

Net operating costs decreased by 13 per cent from US$1,678 million to US$1,456 million due to the 17 per cent weaker Rand/US dollar exchange rate, the 17 per cent weaker Australian/US dollar
exchange rate, the lower oil price and good cost control.

At South Deep in South Africa, net operating costs increased by 13 per cent from R2,657 million (US$246 million) in 2014 to R3,000 million (US$237 million) in 2015. This was mainly due to annual wage increases and normal inflationary increases. All-in sustaining costs of R607,429 per kilogram (US$1,490 per ounce) and total all-
in cost of R635,622 per kilogram (US$1,559 per ounce) in 2015 compared with all-in sustaining costs of R538,254 per kilogram
(US$1,548 per ounce) and total all-in cost of R602,363 per kilogram
(US$1,732 per ounce) in 2014 with the increase due to lower gold sold and higher operating costs, partially offset by lower capital expenditure.

At the West Africa region, net operating costs decreased by 7 per cent from US$551 million in 2014 to US$513 million in 2015. All-in sustaining costs and total all-in cost for the region of US$1,049 per ounce in 2015 compared with US$1,094 per ounce in 2014.

At Tarkwa, net operating costs decreased by 12 per cent from
US$372 million in 2014 to US$327 million in 2015 due to on-going business improvement initiatives and the lower oil price. All-in sustaining costs and total all-in costs of US$970 per ounce in 2015 compared with US$1,068 per ounce in 2014 due to increased gold sold and lower operating costs, partially offset by higher capital expenditure.

Gold Fields Q4 2015 Results

At Damang, net operating costs increased by 3 per cent from
US$180 million to US$186 million mainly due to increased tonnes mined. All-in sustaining costs and total all-in cost of US$1,326 per ounce in 2015 compared with US$1,175 per ounce in 2014 due to higher net operating costs, lower gold sold and the US$8 million inventory write-off.

At Cerro Corona in South America, net operating costs decreased by 9 per cent from US$160 million in 2014 to US$145 million in 2015 mainly due to lower ore tonnes mined. All-in sustaining costs and total all-in cost amounted to US$718 per ounce in 2015 compared with US$316 per ounce in 2014 due to lower gold sold, lower by-
product credits and higher capital expenditure, partially offset by lower net operating costs. All-in sustaining costs and total all-in cost, on a gold equivalent basis amounted to US$777 per ounce in 2015 compared with US$702 per ounce in 2014 mainly due to the same reasons as above as well as lower equivalent ounces sold.

At the Australia region, net operating costs decreased by 7 per cent from A$799 million (US$721 million) in 2014 to A$747 million
(US$562 million) in 2015 mainly due to the lower production. All-in sustaining costs and total all-in cost for the region of A$1,211 per ounce (US$912 per ounce) in 2015 compared with A$1,124 per
ounce (US$1,015 per ounce) in 2014 due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs.

At St Ives, net operating costs decreased by 6 per cent from A$313 million (US$282 million) in 2014 to A$293 million (US$220 million)
in 2015. This was mainly due to restructuring after the Cave Rocks mine moved into care and maintenance at the beginning of May
2015, reduced tonnage from Athena underground, lower costs at the
Lefroy mill since the introduction of campaign milling in March 2015 as well as lower surface cartage costs resulting from shorter tramming distances after the Cave Rocks closure. This was partially offset by a drawdown of mainly Neptune stockpiles of A$34 million
(US$25 million) in 2015 compared with a build-up of A$11 million
(US$10 million) in 2014. All-in sustaining costs and total all-in cost for St Ives of A$1,287 per ounce (US$969 per ounce) in 2015
compared with A$1,289 per ounce (US$1,164 per ounce) in 2014 due to higher gold sold and lower net operating costs, partially offset by higher capital expenditure.

At Agnew/Lawlers, net operating costs decreased by 2 per cent from
A$191 million (US$173 million) in 2014 to A$188 million (US$141 million) in 2015 mainly due to cost saving initiatives as well as a A$2 million (US$1 million) build-up of inventory in 2015 compared with
A$nil million (US$nil million) in 2014. All-in sustaining costs and total all-in cost for Agnew/Lawlers of A$1,276 per ounce (US$959 per ounce) in 2015 compared with A$1,096 per ounce (US$990 per
ounce) in 2014 due to lower gold sold and higher capital
expenditure, partially offset by lower net operating costs.

At Darlot, net operating costs decreased by 15 per cent from A$93 million (US$84 million) in 2014 to A$79 million (US$59 million) in
2015. This decrease was mainly due to lower mining and
processing costs in line with the lower production, continued
rationalisation of costs as well as a A$1 million (US$1 million) build-
up of inventory in 2015 compared with a A$2 million (US$2 million)
drawdown in 2014. All-in sustaining costs and total all-in cost of
A$1,403 per ounce (US$1,057 per ounce) in 2015 compared with
A$1,353 per ounce (US$1,222 per ounce) in 2014 due to lower gold sold and higher capital expenditure, partially offset by lower operating costs.

At Granny Smith, net operating costs decreased by 7 per cent from
A$202 million (US$183 million) in 2014 to A$188 million (US$141 million) in 2015 mainly due to a decrease in mining and processing and its associated costs. All-in sustaining costs and total all-in cost of A$1,017 per ounce (US$764 per ounce) in 2015 compared with
A$896 per ounce (US$809 per ounce) in 2014 due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs.

The Group all-in sustaining costs of US$1,007 per ounce and total all-in cost of US$1,026 per ounce in 2015 compared with all-in sustaining costs of US$1,053 per ounce and total all-in cost of
US$1,087 per ounce in 2014. The lower all-in-sustaining and all-in costs in 2015 was due to lower net operating costs, the weaker average Rand/US and Australian/US dollar exchange rates, partially offset by lower by-product credits and higher capital expenditure.

Operating profit decreased from US$1,191 million to US$1,089 million as a result of the above.

Amortisation for the Group decreased from US$657 million in 2014 to US$610 million in 2015 mainly due to lower production.

Net interest expense decreased from US$77 million to US$65
million due to the paying down of relatively more expensive South
African debt in the March 2015 quarter, as compared with offshore debt.

The share of equity accounted losses after taxation increased from
US$2 million in 2014 to US$6 million in 2015 and related mainly to the ongoing study and evaluation costs at the Far Southeast project
(FSE) and the Group’s share of losses at Hummingbird of US$2 million.

The gain on foreign exchange of US$10 million in 2015 compared with US$8 million in 2014. These related to the conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments of US$5 million in 2015 compared with US$12 million in 2014 and related to the mark to market adjustment on diesel hedges that the Australian operations entered into on 10 December and 26 November 2014.

Share-based payments for the Group decreased from US$26 million in 2014 to US$11 million in 2015 due to the implementation of a new long-term employee incentive scheme in 2014. Long-term
employee benefits of US$5 million in 2015 compared with US$9 million in 2014 due to mark to market adjustments. The two
schemes combined decreased from US$35 million to US$16 million.

Exploration expenditure increased from US$47 million in 2014 to
US$54 million in 2015 due to increased expenditure at Salares
Norte. Expenditure at Salares Norte amounted to US$16 million in
2015.

Gold Fields Q4 2015 Results
Non-recurring items increased from US$97 million in 2014 to
US$218 million in 2015.

The non-recurring expenses in 2015 included mainly:
•    Impairment of the Group’s investment in Far South East (FSE)
in the Philippines (US$101 million) to its recoverable amount;
•    Impairment of the Group’s investment in Hummingbird (US$15 million) to its fair value;
•    Loss on disposal of assets at Cerro Corona (US$5 million);
    Scrapping of assets no longer in use at Cerro Corona (US$7 million);
•    Write-off of stockpiles at Damang (US$8 million) due to net realisable value adjustments;
•    Retrenchment costs (US$9 million), mainly at Tarkwa (US$5
million) and St Ives (A$4 million/US$3 million);
•    Impairment of Arctic Platinum project (US$39 million) to its fair value less cost of disposal;
•    Impairment at Darlot: gross A$19 million (US$14 million), tax
A$6 million (US$4 million), net A$13 million (US$10 million); and
•    Impairment at Damang: gross US$36 million, tax US$13 million, net US$23 million. This was based on current studies which
may result in the pits not being mined and thus necessitating them being written down to nil carrying value.

This was partially offset by:
•    A decrease in rehabilitation costs (US$15 million) due to
      increased discount rates at South Deep (R78 million/US$6
      million) and at the Australian operations (A$12 million/US$9 million).
The non-recurring expenses in 2014 included mainly:
•    Retrenchment costs of US$42 million at all the operations with the majority at Tarkwa (US$17 million), South Deep (R161
million/US$15 million), Damang (US$4 million) and St Ives (A$4 million/US$3 million);
•    An increase in rehabilitation costs in respect of previously retired assets due to an update of estimates of A$11 million (US$10
million) at Agnew and A$11 million (US$10 million) at St Ives;
•    Impairment of investments of US$16 million including: Bezant
Resources PLC (US$7 million), Rand Refinery (US$4
million/R45 million), APP (US$3 million) and Aurigin (US$2
million);
•    Scrapping of redundant trackless equipment at South Deep
(R91 million/US$8 million);
•    Scrapping of assets at Agnew (A$3 million/US$3 million) and St
Ives (A$1 million/US$1 million); and
•    Information technology conversions at the Yilgarn South assets
(A$5 million/US$5 million).

This was partially offset by the profit on the sale of Chucapaca
(US$5 million) and Robust Resources (US$2 million).

Royalties of US$76 million in 2015 compared with US$86 million in
2014.

The taxation charge of US$247 million in 2015 compared with
US$118 million in 2014. Normal taxation increased from US$134 million to US$143 million due to higher taxable income. The
deferred tax charge of US$104 million in 2015 compared with a credit of US$16 million in 2014.
The deferred tax charge of US$104 million, arose mainly due to impairments of the deferred tax assets of US$68 million at Cerro
Corona and US$37 million at Damang along with a US$32 million charge related to the weakening of the Peruvian Nuevo Sol.

In Peru, tax depreciation is recognised using the straight line depreciation method for the majority of assets over periods longer than the life of mine. As Cerro Corona has a current life of mine to
2023, a significant portion of assets will not be fully depreciated for tax purposes by the end of the life of the mine. In prior years, the
Group believed that the life could be extended through an expansion of the tailings storage facility. However, during 2015, the Group completed the expansion feasibility study and concluded that in the current gold and copper price environment it would not be viable.
Based on the Group’s best estimate at 31 December 2015, it is unlikely that Cerro Corona will earn taxable profits post the current life of mine in order to utilise these deductible temporary differences as they reverse. Due to the above, the Group impaired an amount of US$68 million related to deferred tax assets not recoverable at
Cerro Corona at 31 December 2015.

The impairment of the deferred tax asset at Damang of US$37
million arose due to uncertainty regarding the extent of future taxable profits against which it can be utilised.

The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol
(Soles) and the functional currency for accounting purposes is the
US dollar. For accounting purposes the unredeemed capital
allowance balance must be converted from Soles to dollars at the closing rate at quarter end. Therefore, the US dollar equivalent of unredeemed capital allowance balance fluctuates due to
movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. A deferred tax charge of US$32 million arose due to the weakening of the exchange rate from 2.84 Nuevo Sol in 2014 to 3.38 Nuevo Sol in 2015. It has no cash effect.

As a result of the above, net losses attributable to the Gold Fields shareholders of US$242 million in 2015 compared with net earnings of US$13 million in 2014.

Headline loss of US$28 million in 2015 compared with earnings of
US$27 million in 2014.

Normalised earnings of US$45 million in 2015 compared with
US$85 million in 2014.
CASH FLOW
Cash inflow from operating activities of US$771 million in 2015 compared with US$849 million in 2014 with the decrease mainly due to a lower release of working capital and lower profit before royalties, tax and non-recurring items.

Cash outflows from investing activities increased from US$531 million in 2014 to US$651 million in 2015. The cash outflow was lower in 2014 mainly due to the proceeds on the disposal of
Chucapaca of US$81 million, as well as lower capital expenditure.

Gold Fields Q4 2015 Results

Capital expenditure increased from US$609 million in 2014 to
US$634 million in 2015.

At the South Africa region, capital expenditure at South Deep decreased from R994 million (US$92 million) to R848 million
(US$67 million).

At the West Africa region, capital expenditure increased from
US$190 million in 2014 to US$221 million in 2015, due to increased pre-stripping and additional expenditure on fleet purchases at
Tarkwa. In South America, at Cerro Corona, capital expenditure increased from US$51 million in 2014 to US$65 million in 2015 mainly due to increased expenditure on the construction of a new raise at the tailings dam as well as the construction of a new camp and fuel station. At the Australia region, capital expenditure increased from A$304 million (US$274 million) to A$372 million
(US$281 million), mainly due to increased expenditure on
exploration.

Net cash outflow from financing activities of US$88 million in 2015 compared with US$126 million in 2014. Both related to long term and short term loans received and repaid.

The net cash inflow of US$4 million in 2015 compared with US$152 million in 2014. After accounting for a negative translation adjustment of US$22 million, the cash outflow in 2015 was US$18 million. The cash balance at the end of December 2015 was
US$440 million compared with US$458 million at the end of
December 2014.
Corporate
DIRECTORATE APPOINTMENT
Gold Fields announced the appointment of Mr Steven Reid as an independent non-executive director to the Board of directors of Gold
Fields Limited with effect from 1 February 2016.

Mr Reid has served as a director of Silver Standard Resources Inc.
since January 2013 and a director of Eldorado Gold Corporation since May 2013. He has over 35 years of international business experience, including senior leadership roles in numerous countries.
He held the position of Chief Operating Officer of Goldcorp Inc.
("Goldcorp") from January 2007 until his retirement in September,
2012. He also served at Goldcorp as Executive Vice President,
Canada and USA. Prior to joining Goldcorp, Mr Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian
operations. Mr Reid has also held leadership positions at Kingsgate
Consolidated and Newcrest Mining Limited, where he was
responsible for running operations throughout Asia and Australia.

Mr Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a Trium Global
Executive MBA.

GOLD FIELDS TOP SA MINING COMPANY IN SUSTAINABILITY
YEARBOOK
Gold Fields was once again the top ranked South African mining company in the 2016 Sustainability Yearbook, one of the most recognised publications highlighting the sustainability performance of listed companies worldwide. Gold Fields was also one of only a few South African companies included in the Sustainability
Yearbook compiled by investment firm RobecoSAM. The
methodology used in compiling the Sustainability Yearbook is identical to the one used by RobecoSAM in compiling the annual
Dow Jones Sustainability Index (DJSI).

The Sustainability Yearbook ranks the annual sustainability
performance of the world's 2,100 largest companies, including 47 mining companies. Among other factors, it measures management practices surrounding economic, environmental and social
engagement approaches. Gold Fields’ 80 per cent rating (2014: 81 per cent) qualifies it for a Silver Class Award in the Sustainability
Yearbook as it is within five percentage points of the mining sector leaders, Newmont Mining of the US and Barrick in Canada. This is
the fifth successive year that Gold Fields has received a Silver Class award.
CASH DIVIDEND
In line with the company’s dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared a final dividend number 83 of 21 SA cents per ordinary share (gross) in respect of the year ended 31 December 2015. This translates to 34 per cent of normalised earnings. The final will be subject to the Dividend Withholding Tax that was introduced with effect from 1 April 2012 of 15 per cent. In accordance with
paragraphs 11.17(a)(i) and 11.17(c) of the JSE Listings
Requirements, the following additional information is disclosed:
•  The dividend has been declared out of income reserves;
    The local dividends withholding tax rate is 15 per cent (fifteen per centum);
•    The gross local dividend amount is 21 SA cents per ordinary share for shareholders exempt from dividends tax;
•    The Dividend Withholding Tax of 15 per cent (fifteen per centum)
will be applicable to this dividend;
•    The net local dividend amount is 17.850 SA cents per ordinary share for shareholders liable to pay the dividends tax;
•    Gold Fields currently has 776,134,626 ordinary shares in issue
(included in this number are 856,330 treasury shares); and
•    Gold Fields’ income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

Final dividend number 83: 21 SA cents per share
Last date to trade cum-dividend: Friday 4 March 2016
Sterling and US dollar conversion date: Monday 7 March 2016
Shares commence trading ex-dividend: Monday 7 March 2016
Record date: Friday 11 March 2016
Payment of dividend: Monday 14 March 2016

Share certificates may not be dematerialised or rematerialised between Monday, 7 March 2016 and Friday, 11 March 2016, both dates inclusive.

Gold Fields Q4 2015 Results
Outlook for 2016

Attributable equivalent gold production for the Group for 2016 is expected to be between 2.05 million ounces and 2.10 million
ounces, with decreases in the international operations partly offset by the growth in production at South Deep. The Australian region is expected to produce around 905,000 ounces with reduced ounces at the four mines largely due to a change in mining mix across these dynamic operations which inevitably affect grade and tonnage.
Cerro Corona’s gold equivalent production of around 260,000
ounces is lower than 2015 with the decrease mainly due to the negative impact of the lower copper price. Lower production is expected at Damang given the review currently underway and South
Deep is expected to increase production to around 8,000 kilograms
(257,000 ounces).

The lower production in Australia is due to mining of lower grade central areas of the main lode on Zone 90 and Zone 100 at Granny
Smith; the mining schedule for Invincible and Neptune at St Ives;
and limited mining planned at Darlot pending further exploration success during 2016. The increase in production at South Deep is expected to be driven mainly by an increase in available working places; an increase in productivity; fleet expansion and grade improvements.

Unit costs are expected to be largely unchanged from 2015, with
AISC expected to be between US$1,000 per ounce and US$1,010
per ounce and AIC is expected to be between US$1,035 per ounce and US$1,045 per ounce. Group capex for the year is planned at
US$602 million. These expectations assume exchange rates of
R/US$: 14.14 and A$/US$: 0.73.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 4 and 32.

N.J. Holland
Chief Executive Officer
18 February 2016

Gold Fields Q4 2015 Results

Reviewed condensed consolidated financial
statements

Notes to the condensed consolidated financial statements
BASIS OF ACCOUNTING
The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings
Requirements for preliminary reports and the requirements of the
Companies Act 2008 of South Africa.
The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting
Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34,
Interim Financial Reporting.
The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previously issued consolidated financial statements except for the adoption of applicable amendments to new standards and interpretations issued by the International
Accounting Standards Board.

The Group adopted the annual improvements to IFRSs 2010 - 2012 cycle – various standards during 2015 which did not significantly impact the Group’s financial results.
AUDITOR’S REVIEW
The condensed consolidated financial statements of Gold Fields
Limited for the year ended 31 December 2015 have been reviewed by the company’s auditor, KPMG Inc. The information for the quarters ended September 2015, December 2015 and December 2014 and the
segmental operating results included in the condensed consolidated financial statements have not been reviewed by KPMG Inc. The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to the auditor’s report on the last page of this release.
LITIGATION STATEMENT
In relation to the Litigation statement, there has been no further update since the release of the Integrated Annual Report on 31 March 2015 except for:
South Deep tax dispute
The Group has taken legal advice on the matter and was advised by external Senior Counsel that South African Revenue Services (SARS)
should not be allowed to disallow the claiming of the Additional Capital
Allowance. GFIJVH has in the meantime not only formally appealed against the position taken by SARS, but also led an application in the
High Court and will vigorously defend its position. Currently it is awaiting the grounds of assessment to be issued by SARS after the alternative dispute resolution process has failed.
Update of the Silicosis class action
The two class action applications were consolidated into one application on 17 October 2013. In terms of the consolidated class action application, the court is asked to allow the class actions to be certified. The consolidated application was heard during the weeks of
12 and 19 October 2015. Judgment was reserved. If certification is granted, it will be the first step in a process whereby the applicants will, on behalf of the class or classes, seek to hold Gold Fields and the other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. Any such claims will be defended
.
Mining Charter ownership element declaration application
On 5 June 2015, the Chamber of Mines commenced a court application against the Minister and Director General of the Department of Mineral
Resources regarding the continuing consequences of previous BEE deals in measuring progress on the Mining Charter’s ownership element. The parties’ legal representatives met with the Deputy Judge
President of the North Gauteng High Court on 11 November 2015,
where it was agreed that the application hearing will take place on 15 and 16 March 2016.
SEC investigation
On 22 June 2015 Gold Fields Limited was informed by the Foreign
Corrupt Practices Act Unit of the United States Securities Exchange
Commission (the Commission) that it has concluded its investigation in connection with the Black Economic Empowerment (BEE) transaction related to South Deep and, based on the information available to them, will not recommend to the Commission that enforcement action be taken against Gold Fields.
ASSET IMPAIRMENTS AND WRITE-OFFS
Asset impairments and write-offs recognised by the Group during 2015 include:
•   Impairment of the Group’s investment in Far South East (FSE) in the Philippines (US$101 million) to its recoverable amount;
•    Impairment of the Group’s investment in Hummingbird (US$15 million) to its fair value;
•    Write-off of stockpiles at Damang (US$8 million) due to net realisable value adjustments;
•   Impairment of Artic Platinum project (APP) (US$39 million) to its fair value less cost of disposal;
•    Impairment at Darlot (US$14 million); and
•    Impairment at Damang (US$36 million).
TAXATION
The major items causing the Group’s income taxation to differ from the maximum South Africa statutory mining tax rate of 34 per cent include:
•    Non-deductible share-based payments;
•    Non-deductible interest expense;
•    Deferred tax asset not recognised on impairments of FSE, APP and Hummingbird;
•    Deferred taxation charge on Peruvian Nuevo Sol devaluation against the US Dollar (the functional currency of Cerro Corona is
US Dollar, however, the Peruvian tax base is based on values in
Peruvian Nuevo Sol); and
•    Deferred tax assets derecognised at Damang and Cerro Corona.
ADDITIONAL NOTES INCLUDE
•   Hedging/derivatives on page 21;
•    Debt maturity ladder on page 22; and
•    Reconciliation of headline earnings with net earnings on page 23.

Gold Fields Q4 2015 Results

The preliminary financial statements are presented on a condensed consolidated basis
Income statement
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter (Unreviewed)
Year ended
December
2015*
September
2015*
December
2014*
December
2015
(Reviewed)
December
2014
(Audited)
Revenue
640.1
635.1 708.0
2,545.4
2,868.8
Operating costs, net
(342.0)
(366.0) (404.8)
(1,456.2)
(1,677.7)
– Operating costs
(347.8)
(369.4) (406.5)
(1,431.3)
(1,684.9)
– Gold inventory change
5.8
3.4 1.7
(24.9)
7.2
Operating profit
298.1
269.1 303.2
1,089.2
1,191.1
Amortisation and depreciation
(172.4)
(155.0) (172.1)
(609.9)
(656.7)
Net operating profit
125.7
114.1 131.1
479.3
534.4
Net interest expense
(14.3)
(16.3) (19.5)
(64.9)
(76.6)
Share of equity accounted earnings after taxation
(1.1)
(0.6) 0.5
(5.7)
(2.4)
Gain on foreign exchange
2.1
7.3 1.3
9.5
8.4
Loss on financial instruments
(0.2)
(3.7) (11.4)
(4.7)
(11.5)
Share-based payments
(1.9)
(2.9) (3.7)
(10.9)
(26.0)
Long-term employee benefits
(1.6)
(0.3)
(1.9)                    (5.3)
(8.7)
Other
(19.9)
(6.5)
(15.6)                  (45.1)
(48.8)
Exploration and project costs
(9.6)
(11.2)
(12.3)                  (53.5)
(47.2)
Profit before royalties, taxation and non-recurring items
79.2
79.9 68.5
298.7
321.6
Non-recurring items
(198.9)
(8.2) (49.8)
(218.2)
(97.0)
(Loss)/profit before royalties and taxation
(119.7)
71.7
18.7                     80.5
224.6
Royalties
(17.8)
(18.7)
(20.7)                   (76.0)
(86.1)
(Loss)/profit before taxation
(137.5)
53.0 (2.0)
4.5
138.5
Mining and income taxation
(126.0)
(34.3) (22.0)
(247.1)
(118.1)
– Normal taxation
(42.8)
(36.4) (46.3)
(142.9)
(134.3)
– Deferred taxation
(83.2)
2.1 24.3
(104.2)
16.2
Net (loss)/profit
(263.5)
18.7 (24.0)
(242.6)
20.4
Attributable to:
– Owners of the parent
(257.9)
18.0 (25.5)
(242.1)
12.8
– Non-controlling interest
(5.6)
0.7 1.5
(0.5)
7.6
Non-recurring items:
Profit on sale of investments
-
0.1 1.3
0.1
0.5
Profit on sale of Chucapaca
-
-                       -
-
4.6
(Loss)/profit on sale of assets
(2.1)
0.2                      0.1
(0.1)
(1.3)
Restructuring costs
(0.6)
(4.2)                    (5.4)
(9.3)
(42.0)
Impairment of stockpiles and consumables
(8.0)
-                         -
(8.0)
(1.3)
Impairment of investments and assets
(201.3)
(3.4)                  (24.2)
(213.1)
(25.4)
Other
13.1
(0.9)                   (21.6)
12.2
(32.1)
Total non-recurring items
(198.9)
(8.2)                   (49.8)
(218.2)
(97.0)
Taxation on items above
18.4
1.6                    11.5
20.9
25.7
Non-recurring deferred taxation items (non-cash)
(100.4)
-                          -
(100.4)
-
Net non-recurring items after tax
(280.9)
(6.6)                   (38.3)
(297.7)
(71.3)
Net (loss)/earnings
(257.9)
18.0                   (25.5)
(242.1)
12.8
Net (loss)/earnings per share (cents)
(33)
2                        (3)
(31)
2
Diluted (loss)/earnings per share (cents)
(33)
2                        (3)
(31)
2
Headline (loss)/earnings
(54.3)
21.0 (9.5)
(28.2)
27.3
Headline (loss)/earnings per share (cents)
(8)
3 (1)
(4)
4
Diluted headline (loss)/earnings per share (cents)
(8)
3
(1)
(4)
4
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation
14.9
21.6 17.1
44.7
85.3
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation
(cents)
2
3 2
6
11
US dollar/South African rand conversion rate
14.08
12.86
11.18
12.68
10.82
US dollar/Australian dollar conversion rate
0.72
0.73
0.86
0.75
0.90
Gold equivalent sold – managed eq oz (000)
586
576
601
2,233
2,296
Gold equivalent price received US$/eq oz
1,092
1,103
1,179
1,140
1,249
Figures may not add as they are rounded independently.
* The information has not been reviewed by KPMG Inc.
The condensed consolidated financial statements have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields Q4 2015 Results

Statement of comprehensive income
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter (Unreviewed)
Year ended
December
2015*
September
2015*
December
2014*
December
2015
(Reviewed)
December
2014
(Audited)
Net (loss)/profit
(263.5)
18.7 (24.0)
(242.6)
20.4
Other comprehensive loss, net of tax
(134.8)
(344.9) (139.8)
(636.6)
(320.1)
Marked to market valuation of listed investments
-
0.4 (1.9)
0.4
1.0
Currency translation adjustments
(134.8)
(345.3) (137.9)
(637.0)
(321.1)
Total comprehensive loss
(398.3)
(326.2) (163.8)
(879.2)
(299.7)
Attributable to:
– Owners of the parent
(392.5)
(327.2) (165.4)
(878.7)
(308.9)
– Non-controlling interest
(5.8)
1.0 1.6
(0.5)
9.2
(398.3)
(326.2) (163.8)
(879.2)
(299.7)
Statement of financial position
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Year ended
December
2015
(Reviewed)
December
2014
(Audited)
Property, plant and equipment
4,312.4
4,895.7
Goodwill
295.3
385.7
Non-current assets
167.8
163.2
Investments
140.0
257.9
Deferred taxation
54.1
62.4
Current assets
908.1
1,092.8
– Other current assets
467.1
594.8
– Cash and deposits
440.0
458.0
– Assets held for sale
1.0
40.0
Total assets
5,877.7
6,857.7
Shareholders’ equity
2,768.0
3,663.3
Deferred taxation
487.3
387.0
Long-term loans
1,803.6
1,765.7
Environmental rehabilitation provisions
275.4
311.2
Long-term employee benefits
12.6
8.3
Other long-term provisions
8.7
9.1
Current liabilities
522.1
713.1
– Other current liabilities
505.4
567.9
– Current portion of long-term loans
16.7
145.2
Total equity and liabilities
5,877.7
6,857.7
US dollar/South African rand conversion rate
15.10
11.56
US dollar/Australian dollar conversion rate
0.73
0.81
Net debt*
1,380.3
1,452.9
Hedging/Derivatives
(Reviewed)
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
•   to protect cash flows at times of significant expenditure;
•   for specific debt servicing requirements; and
•   to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
There were no outstanding contracts at December 2015.
* The information has not been reviewed by KPMG Inc.

Gold Fields Q4 2015 Results

Statement of changes in equity
(Reviewed)
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2014
3,470.8
(1,636.5)
1,704.6
124.5
3,663.3
Total comprehensive (loss)/income - (636.6) (242.1) (0.5)
(879.2)
(Loss)/profit for the period - - (242.1) (0.5)
(242.6)
Other comprehensive loss - (636.6) - -
(636.6)
Dividends declared - - (15.1) (12.1)
(27.2)
Share-based payments - 10.9                             -                           -
10.9
Exercise of employee share options 0.2 - - -
0.2
Balance as at 31 December 2015
3,471.0
(2,262.2)
1,447.4
111.9
2,768.0
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2013
3,470.7
(1,340.8)
1,721.6
193.8
4,045.2
Total comprehensive (loss)/income - (321.7) 12.8 9.2
(299.7)
Profit for the period - - 12.8 7.6
20.4
Other comprehensive (loss)/income - (321.7) - 1.6
(320.1)
Dividends declared - - (29.8) (10.7)
(40.5)
Share-based payments - 26.0 - -
26.0
Disposal of non-controlling interest - - - (69.8)
(69.8)
Loans received from non-controlling interest - - - 2.0
2.0
Exercise of employee share options 0.1 - - -
0.1
Balance as at 31 December 2014
3,470.8
(1,636.5)
1,704.6
124.5
3,663.3
Debt maturity ladder
(Reviewed)
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
31 Dec 2016
31 Dec 2017
1 Jan 2018 to
31 Dec 2020
Total
Uncommitted loan facilities
US dollar million - - -
-
Rand million 1,447.0 - -
1,447.0
Rand debt translated to dollar 95.8 - -
95.8
Total (US$’m)
95.8
-
-
95.8
Committed loan facilities
US dollar million - 1,655.0 992.6
2,647.6
Rand million 1,000.0 - 1,500.0
2,500.0
Rand debt translated to dollar 66.2 - 99.3
165.5
Total (US$’m)
66.2
1,655.0
1,091.9
2,813.1
Total (US$’m) – Uncommitted and committed loan
facilities
162.0                          1,655.0                          1,091.9                        2,908.9
Utilisation – Uncommitted loan facilities
Rand million 252.0 - - 252.0
US dollar million - - - -
Rand debt translated to dollar 16.7 - - 16.7
Total (US$’m)
16.7
-
-
16.7
Utilisation – Committed loan facilities (including US$ bond)
US dollar million - 811.0 992.6
1,803.6
Rand million - - - -
Rand debt translated to dollar - - -
-
Total (US$’m)
-
811.0
992.6
1,803.6
Total (US$’m) – Utilisation – Uncommitted and committed
loan facilities
16.7                             811.0                             992.6
1,820.3
Exchange rate: US$1 = R15.10 being the closing rate at the end of the December 2015 quarter.

Gold Fields Q4 2015 Results

Statement of cash flows
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter (Unreviewed)
Year ended
December
2015*
September
2015*
December
2014*
December
2015
(Reviewed)
December
2014
(Audited)
Cash flows from operating activities
209.1
220.5                  225.2                771.1
848.9
Profit before royalties, tax and non-recurring items
79.2
79.9                    68.5
298.7
321.6
Non-recurring items
(198.9)
(8.2)                 (49.8)
(218.2)
(97.0)
Amortisation and depreciation
172.4
155.0                 172.1                 609.9
656.7
South Deep BEE dividend
-
-                         -
(1.7)
(1.9)
Change in working capital
(33.9)
34.1                   39.2                    43.6
83.7
Royalties and taxation paid
(33.2)
(43.6)                (62.7)
(195.3)
(194.1)
Other non-cash items
223.5
3.3                  57.9
234.1
79.9
Dividends paid
(7.2)
(2.5)                        -
(27.2)
(40.4)
Owners of the parent
-
(2.3)                        -
(15.1)
(29.8)
Non-controlling interest holders
(7.2)
(0.2)                        -
(12.1)
(10.6)
Cash flows from investing activities
(165.5)
(145.9)                (169.3)              (651.5)
(530.9)
Capital expenditure – additions
(158.3)
(142.7)                 (170.0)              (634.1)
(608.9)
Capital expenditure – proceeds on disposal
-
0.7                       0.9                    3.1
4.9
Purchase of investments
(3.0)
-                     (2.8)                  (3.0)
(4.4)
Proceeds on disposal of Chucapaca
-
-                          -                          -
81.0
Proceeds on disposal of investments
-
-                       4.4                         -
6.4
Environmental payments
(4.2)
(3.9)                     (1.8)
(17.5)
(9.9)
Cash flows from financing activities
(90.7)
20.4                    (28.0)               (88.3)
(125.9)
Loans received
120.9
38.9                   137.4                 506.0
463.9
Loans repaid
(211.6)
(18.5)                 (165.4)              (594.3)
(591.8)
Non-controlling interest holders’ loans received
-
-                          -                          -
2.0
Net cash (outflow)/inflow
(54.3)
92.5                     27.9                      4.1
151.7
Translation adjustment
8.5
(21.8)                  (16.1)                  (22.1)
(18.7)
Cash at beginning of period
485.8
415.1                   446.2                  458.0
325.0
Cash at end of period
440.0
485.8                   458.0                   440.0
458.0
Cash flow from operating activities less net capital expenditure and environmental payments
46.6
74.6 54.3
122.6
235.0

Reconciliation of headline earnings with net earnings
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter (Unreviewed)
Year end
December
2015*
September
2015*
December
2014*
December
2015
(Reviewed)
December
2014
(Audited)
Net (loss)/earnings
(257.9)
18.0                  (25.5)
(242.1)
12.8
Profit on sale of investments
-
(0.1)                   (1.3)                   (0.1)
(0.5)
Profit on sale of Chucapaca
-
-                         -                         -
(4.6)
(Loss)/profit on sale of assets
2.1
(0.2)                   (0.1)                     0.1
1.3
Taxation effect on sale of assets
(0.2)
(0.1)                         -
0.4
(0.4)
Impairment of investments and assets
232.1
3.4                    21.2
243.9
22.4
Taxation on impairment of investments and assets
(30.4)
-                    (3.8)
(30.4)
(3.7)
Headline (loss)/earnings
(54.3)
21.0                    (9.5)
(28.2)
27.3
Headline (loss)/earnings per share – cents
(8)
3                      (1)                      (4)
4
Based on headline earnings as given above divided by 776,559,790 (Sept
2015 – 775,270,967 and December 2014 – 770,519,087) being the weighted average number of ordinary shares in issue.
* The information has not been reviewed by KPMG Inc.

Gold Fields Q4 2015 Results

Segmental operating and financial results
UNITED STATES DOLLARS
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa    Damang
Cerro
Corona
Operating Results (Unreviewed)
Ore milled/treated (000 tonnes)
Dec 2015
8,386
549
4,361
3,299         1,062
1,727
Sept 2015 8,295 387 4,538 3,415         1,123 1,753
Financial year ended
33,014 1,496
17,815
13,520         4,295 6,710
Yield (grams per tonne)
Dec 2015
2.2
3.9
1.3
1.4             1.3
1.2
Sept 2015
2.1 4.4
1.3
1.4             1.2 1.4
Financial year ended 2.1 4.1 1.3 1.3             1.2 1.4
Gold produced (000 managed equivalent ounces)
Dec 2015
585.0
68.1
187.6
144.8           42.9
66.2
Sept 2015 576.5 54.9 193.8 149.4           44.4 79.2
Financial year ended 2,235.6 198.0 753.9 586.1         167.8 295.6
Gold sold (000 managed equivalent ounces)
Dec 2015
586.3
68.1
187.6
144.8           42.9
67.5
Sept 2015 576.0 54.9
193.8
149.4           44.4 78.6
Financial year ended
2,233.3 198.0
753.9 586.1         167.8
293.3
Gold price received (dollar per equivalent ounce)
Dec 2015
1,092
1,153
1,108
1,107         1,110
960
Sept 2015
1,103 1,157
1,126
1,126         1,124 908
Financial year ended 1,140 1,173 1,161 1,161          1,161 996
Operating costs (dollar per tonne)
Dec 2015
41
111
28
24               42
21
Sept 2015 45 162 30 25               43 21
Financial year ended 43 158 29 25               43 21
All-in-sustaining costs (dollar per ounce)
Dec 2015
920
1,095
925
799          1,361
1,285
Sept 2015 942 1,404 962 872          1,272 747
Financial year ended
1,001 1,490
1,049 970 1,326
718
Total all-in-cost (dollar per ounce)
Dec 2015
927
1,156
925
799          1,361
1,285
Sept 2015 945 1,431 962 872          1,272 747
Financial year ended 1,007 1,559 1,049 970 1,326 718
Financial Results ($ million)
Revenue
Dec 2015
640.1
78.5
207.9
160.3           47.6
64.8
Sept 2015 635.1 63.6 218.1 168.2           49.9 71.4
Financial year ended
#
2,545.4 232.3 875.5 680.7          194.8 292.2
Net operating costs
Dec 2015
(342.2)
(61.1)
(117.8)
(72.8)         (45.0)
(38.5)
Sept 2015 (366.5) (62.8)
(133.8)
(85.9)         (47.8) (35.3)
Financial year ended
#
(1,457.0) (236.6)
(513.3) (326.9)        (186.4)
(144.8)
–
Operating costs
Dec 2015
(348.0)
(61.1)
(123.6)
(79.5)          (44.2)
(36.4)
Sept 2015
(369.9) (62.8)
(134.7)
(86.9)          (47.8) (36.7)
Financial year ended
#
(1,432.1) (236.6) (518.5) (334.2)         (184.3) (143.8)
–
Gold inventory change
Dec 2015
5.8
-
5.9
6.7            (0.8)
(2.1)
Sept 2015 3.4 - 1.0 1.0                  - 1.4
Financial year ended
#
(24.9) - 5.2 7.3 (2.1) (1.0)
Operating profit/(loss)
Dec 2015
297.9
17.4
90.2
87.5               2.6
26.3
Sept 2015
268.6 0.7
84.4
82.2               2.1 36.1
Financial year ended
#
1,088.4 (4.3)
362.2 353.8             8.4
147.4
Amortisation of mining assets
Dec 2015
(172.0)
(19.4)
(51.7)
(45.1)              (6.6)
(32.7)
Sept 2015
(154.7) (16.6)
(50.1)
(42.3)              (7.8) (24.0)
Financial year ended
#
(608.5) (67.9) (188.7) (162.3)           (26.4) (100.1)
Net operating profit/(loss)
Dec 2015
126.0
(2.0)
38.5
42.4             (3.9)
(6.4)
Sept 2015 114.0 (15.9) 34.3 40.0             (5.7) 12.1
Financial year ended
#
479.9
(72.2)
173.5 191.5            (18.0)
47.3
Other expenses
Dec 2015
(16.8)
(0.7)
(1.6)
(1.0)              (0.7)
(6.2)
Sept 2015
(19.3) (2.3)
(0.4)
0.8               (1.3) (3.7)
Financial year ended
#
(82.8) (9.5)
(11.6) (6.9)              (4.7)
(17.0)
Profit/(loss) before royalties and taxation
Dec 2015
109.2
(2.7)
36.8
41.5               (4.6)
(12.7)
Sept 2015
94.7 (18.2)
33.9
40.8               (7.0) 8.4
Financial year ended
#
397.1 (81.7) 161.9 184.6             (22.7) 30.2
Royalties, mining and income taxation
Dec 2015
(142.0)
(1.8)
(47.7)
(25.4)             (22.3)
(63.3)
Sept 2015 (48.5) 4.8 (20.9) (20.9)                     - (6.0)
Financial year ended
#
(309.8) 20.9
(114.8) (93.3)             (21.5)
(111.8)
–
Normal taxation
Dec 2015
(85.7)
-
(16.6)
(15.9)              (0.7)
(2.4)
Sept 2015
(14.8) -
(5.0)
(5.0)                   - (9.7)
Financial year ended
#
(135.0) -
(35.4) (34.6)             (0.7)
(33.0)
–
Royalties
Dec 2015
(17.8)
(0.4)
(10.4)
(8.0)              (2.4)
(0.2)
Sept 2015
(18.7) (0.3)
(10.9)
(8.4)              (2.5) (0.6)
Financial year ended
#
(76.0) (1.2) (43.8) (34.0)             (9.7) (3.1)
–
Deferred taxation
Dec 2015
(38.6)
(1.4)
(20.6)
(1.5)            (19.2)
(60.7)
Sept 2015 (15.1) 5.1 (5.1) (7.6)                2.5 4.2
Financial year ended
#
(98.8)
22.1
(35.7) (24.7)           (11.0)
(75.7)
Profit/(loss) before non-recurring items
Dec 2015
(32.8)
(4.6)
(10.9)
16.1
(27.0)
(76.0)
Sept 2015 46.2 (13.5) 12.9 19.9              (7.0) 2.3
Financial year ended
#
87.2 (60.7)
47.0 91.3 (44.3)
(81.5)
Non-recurring items
Dec 2015
(54.6)
6.2
(42.6)
2.1             (44.7)
(11.4)
Sept 2015 (4.7) (0.1) (5.0) (4.9)                    - (0.5)
Financial year ended
#
(62.2) 5.5 (48.8) (3.8) (45.0) (11.8)
Net profit/(loss)
Dec 2015
(87.4)
1.6
(53.5)
18.2             (71.6)
(87.4)
Sept 2015
41.4 (13.5)
7.9
14.9               (7.0) 1.8
Financial year ended
#
25.0 (55.2) (1.8) 87.5 (89.3) (93.4)
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
non-recurring items
Dec 2015
48.9
1.9
10.8
16.9
(6.0)
(16.7)
Sept 2015
49.8 (13.5) 11.1 17.5                (6.4) 3.7
Financial year ended
#
170.4 (59.1) 67.1 89.8 (22.7) (21.3)
Capital expenditure
Dec 2015
(159.3)
(17.4)
(37.5)
(34.6)                (2.8)
(27.6)
Sept 2015 (141.4) (14.4) (42.7) (36.8)                (5.9) (18.5)
Financial year ended
#
(633.6) (66.9) (221.1) (204.2)             (16.9) (64.8)
Average exchange rates were US$1 = R14.08 and US$1 = R12.86 for the December 2015 and September 2015 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.72 and A$1 = US$0.73 for the December 2015 and September 2015 quarters respectively.
#
The information for the year ended 31 December 2015 has been reviewed by KPMG Inc.
The information for the quarters ended December 2015 and September 2015 has not been reviewed by KPMG Inc.
Figures may not add as they are rounded independently.

Gold Fields Q4 2015 Results

Segmental operating and financial results
Australia Region
#
AUSTRALIAN
DOLLARS
1
SOUTH
AFRICAN
RAND
2
Australia
Australia Region
¤
South Africa
Region
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
South Deep
Operating Results (Unreviewed)
Ore milled/treated
Dec 2015
1,749
974
298
118
359
1,749
974
298
118
359
549
(000 tonnes)
Sept 2015 1,617 837 294 125 361 1,617 837 294 125 361 387
Financial year ended 6,993 3,867 1,218 457 451 6,993 3,867 1,218 457 1,451 1,496
Yield
Dec 2015
4.7
3.2
6.9
6.5
6.3
4.7
3.2
6.9
6.5
6.3
3.9
(grams per tonne)
Sept 2015 4.7 3.0 6.1 6.3 7.1 4.7 3.0 6.1 6.3 7.1 4.4
Financial year ended
4.4 3.0 6.0 5.3 6.5 4.4 3.0 6.0 5.3 6.5 4.1
Gold produced
Dec 2015
263.0
100.4
65.7
24.6
72.4
263.0
100.4
65.7
24.6
72.4
2,119
(000 managed Sept 2015
248.6 83.6 57.5 25.4 82.1 248.6 83.6 57.5 25.4 82.1 1,709
equivalent ounces) Financial year ended
988.0 371.9 236.6 78.4 301.1 988.0 371.9 236.6 78.4 301.1 6,160
Gold sold
Dec 2015
263.0
100.4
65.7
24.6
72.4
263.0
100.4
65.7
24.6
72.4
2,119
(000 managed Sept 2015 248.6 83.6 57.5 25.4 82.1 248.6 83.6 57.5 25.4 82.1 1,709
equivalent ounces) Financial year ended
988.0 371.9 236.6 78.4 301.1
988.0 371.9 236.6 78.4 301.1 6,160
Gold price received
Dec 2015
1,098
1,099
1,102
1,111
1,088
1,531
1,531
1,532
1,533
1,527
503,887
(dollar per Sept 2015 1,133 1,128 1,126 1,172 1,132 1,553 1,561 1,547 1,573 1,547 471,094
equivalent ounce) Financial year ended
1,159 1,161 1,158 1,163 1,157
1,541 1,543 1,539 1,546 1,538 478,263
Operating costs
Dec 2015
73
48
113
123
90
102
67
159
172
126
1,567
(dollar per tonne) Sept 2015 84 59 120 128 97 115 81 165 175 133 2,088
Financial year ended
76 50 117 131 94
101 67 156 174 125 2,005
All-in-sustaining costs
Dec 2015
819
836
828
817
787
1,146
1,171
1,160
1,142
1,101
495,833
(dollar per ounce) Sept 2015 859 879 1,025 906 699 1,177 1,229 1,401 1,232 957 578,051
Financial year ended 912 969 959 1,057 764 1,211 1,287 1,276 1,403 1,017 607,429
Total all-in-cost
Dec 2015
819
836
828
817
787
1,146
1,171
1,160
1,142
1,101
522,642
(dollar per ounce) Sept 2015 859 879 1,025 906 699 1,177 1,229 1,401 1,232 957 589,823
Financial year ended 912 969 959 1,057 764 1,211 1,287 1,276 1,403 1,017 635,622
Financial Results ($ million)
Revenue
Dec 2015
288.8
110.4
72.5
27.3
78.7
402.6
153.7
100.7
37.7
110.6
1,067.9
Sept 2015 281.7 94.3 64.7 29.7 93.0 386.5 130.5 89.0 39.9 127.1 805.1
Financial year ended
#
1,145.4 431.8 273.9 91.3 348.4 1,522.4 573.9 364.1 121.3 463.1 2,946.1
Net operating
Dec 2015
(124.8)
(45.6)
(31.2)
(14.3)
(33.7)
(175.7)
(64.6)
(44.0)
(20.0)
(47.3)
(857.3)
costs Sept 2015 (134.6) (45.9) (37.5) (16.9) (34.3) (185.5) (64.2) (51.3) (22.9) (47.1) (803.2)
Financial year ended
#
(562.3) (220.3) (141.4) (59.2) (141.3) (747.3) (292.8) (188.0) (78.6) (187.9) (3,000.2)
– Operating costs
Dec 2015
(126.9)
(46.5)
(33.8)
(14.5)
(32.1)
(177.9)
(65.1)
(47.4)
(20.3)
(45.1)
(857.3)
Sept 2015 (135.6) (49.2) (35.3) (16.0) (35.1) (185.9) (67.6) (48.4) (21.9) (48.1) (803.2)
Financial year ended
#
(533.2) (195.0) (142.6) (59.8) (135.9) (708.8) (259.2) (189.5) (79.5) (180.7) (3,000.2)
–
Gold inventory
Dec 2015
2.1
0.8
2.6
0.2
(1.6)
2.1
0.6
3.4
0.3
(2.2)
-
Sept 2015 1.0 3.3 (2.3) (0.9) 0.9 0.4 3.4 (2.9) (1.0) 1.0 -
Financial year ended
#
(29.0) (25.3) 1.1 0.6 (5.4) (38.5) (33.7) 1.5 0.9 (7.2) -
Operating
Dec 2015
164.1
64.7
41.3
13.0
45.0
226.9
89.1
56.8
17.7
63.3
210.6
profit/loss
Sept 2015 147.1 48.4 27.2 12.8 58.7 201.0 66.4 37.6 16.9 80.0 1.9
Financial year ended
#
583.1 211.5 132.5 32.1 207.1 775.0 281.1 176.1 42.6 275.2 (54.1)
Amortisation of
Dec 2015
(68.1)
(94.5)
(268.9)
mining assets
Sept 2015 (64.0) (87.2) (213.3)
Financial year ended
#
(251.8) (334.7) (861.0)
Net operating
Dec 2015
95.9
132.3
(58.3)
profit/(loss)
Sept 2015 83.1 113.7 (211.4)
Financial year ended
#
331.3 440.4 (915.1)
Other expenses
Dec 2015
(8.1)
(11.6)
(13.6)
Sept 2015
(12.8) (17.4) (30.5)
Financial year ended
#
(44.6) (59.3) (120.7)
Profit/(loss) before
Dec 2015
87.8
120.8
(71.9)
royalties and
Sept 2015 70.5 96.3 (241.9)
taxation
Financial year ended
#
286.7
381.0 (1,035.8)
Royalties, mining
Dec 2015
(29.2)
(40.5)
(12.5)
and income Sept 2015 (26.3) (35.8) 63.8
taxation Financial year ended
#
(104.1)
(138.4) 265.5
–
Normal taxation
Dec 2015
(66.6)
(88.5)
-
Sept 2015 (0.1) (0.1) -
Financial year ended
#
(66.7)
(88.6) -
–
Royalties
Dec 2015
(6.9)
(9.6)
(5.3)
Sept 2015 (6.9) (9.5) (4.0)
Financial year ended
#
(28.0) (37.2) (14.7)
–
Deferred taxation
Dec 2015
44.2
57.6
(7.2)
Sept 2015 (19.3) (26.2) 67.8
Financial year ended
#
(9.5) (12.6) 280.2
Profit/(loss) before
Dec 2015
58.6
80.3
(84.4)
non-recurring
Sept 2015 44.2 60.5 (178.1)
items
Financial year ended
#
182.5 242.6 (770.3)
Non-recurring
Dec 2015
(6.9)
(9.3)
78.4
items Sept 2015 0.7 1.0 (0.9)
Financial year ended
#
(7.0) (9.3) 69.8
Net profit/(loss)
Dec 2015
51.7
71.0
(6.0)
Sept 2015 44.9 61.5 (179.0)
Financial year ended
#
175.5 233.3 (700.5)
Net profit/(loss) excluding
gains and losses on foreign
exchange, financial
instruments and non-
recurring items
Dec 2015
56.7
65.9
47.3
Sept 2015 45.1 52.4 (179.0)
Financial year ended
#
183.8 213.6 (651.6)
Capital expenditure
Dec 2015
(76.9)
(32.4)
(20.1)
(4.9)
(19.5)
(106.6)
(44.8)
(27.9)
(6.8)
(27.0)
(243.4)
Sept 2015 (65.9)         (22.3)          (18.6)          (5.0)          (19.3) (89.4)         (31.0)         (25.3)          (6.8)         (26.3) (186.5)
Financial year ended
#
(280.8)        (114.5)         (73.0)        (20.0)          (72.4) (373.3)       (152.2)         (97.1)         (26.6)        (96.3) (848.4)
#
   As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
#
  The information for the year ended 31 December 2015 has been reviewed by KPMG Inc.
   The information for the quarters ended December 2015 and September 2015 has not been reviewed by KPMG Inc.
Figures may not add as they are rounded independently.

Gold Fields Q4 2015 Results

All-in-costs (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South
Africa
Region
West Africa Region
South
America
Ghana
Peru
UNITED STATES DOLLARS
South Deep
Total
Tarkwa
Damang
Cerro
Corona
Operating costs
(1)
Dec 2015
(347.8)
(61.1)
(123.6)
(79.5)
(44.2)
(36.4)
Sept 2015 (369.4)
(62.8)
(134.7) (86.9) (47.8)
(36.7)
Financial year ended (1,431.3) (236.6) (518.5) (334.2) (184.3) (143.8)
Gold inventory change
Dec 2015
5.8
-
5.9
6.7
(0.8)
(2.1)
Sept 2015 3.4 - 1.0 1.0 - 1.4
Financial year ended (24.9) - 5.2 7.3 (2.1) (1.0)
Inventory write-off
Dec 2015
(8.0)
-
(8.0)
-
(8.0)
-
Sept 2015
-
-
-
-
-
-
Financial year ended
(8.0)
-
(8.0) -
(8.0)
-
Royalties
Dec 2015
(17.8)
(0.4)
(10.4)
(8.0)
(2.4)
(0.2)
Sept 2015
(18.7) (0.3)
(10.9) (8.4) (2.5) (0.6)
Financial year ended
(76.0) (1.2)
(43.8) (34.0) (9.7) (3.1)
Realised gains/losses on
Dec 2015
(3.4)
-
-
-
-
-
commodity cost hedges Sept 2015 (2.7) - - - - -
Financial year ended (12.1) - - - - -
Community/social
Dec 2015
(5.1)
(0.4)
(0.1)
(0.1)
-
(4.7)
responsibility costs
Sept 2015 (2.4) (0.4)
(0.6) (0.6) - (1.4)
Financial year ended (12.2) (1.7) (2.3) (2.1) (0.2) (8.3)
Non-cash remuneration –
Dec 2015
(1.9)
(0.1)
(0.4)
(0.3)
(0.1)
(0.1)
share-based payments
Sept 2015 (2.9) (0.3)
(0.4) (0.3) (0.1) (0.3)
Financial year ended
(10.9)
(1.0) (1.8) (1.5) (0.3) (1.2)
Cash remuneration (long-term
Dec 2015
(1.6)
0.5
-
(0.1)
0.1
(0.2)
employee benefits) Sept 2015
(0.3) (0.3)
(0.1) (0.1) - (0.1)
Financial year ended
(5.3)
(1.0)
(1.7) (1.4) (0.4)
(0.8)
Other
Dec 2015
(2.1)
-
-
-
-
-
Sept 2015 (2.1) - - - - -
Financial year ended (8.5) - - - - -
By-product credits
Dec 2015
26.0
0.2
1.5
1.5
-
24.1
Sept 2015
27.8 0.1
3.1 3.1 - 24.2
Financial year ended
120.7
0.4
5.5
5.5
-
113.8
Rehabilitation amortisation
Dec 2015
(5.7)
(0.2)
(0.9)
(0.8)
(0.1)
(1.2)
and interest
Sept 2015 (6.1) (0.2)
(1.1) (1.1) (1.1) (1.3)
Financial year ended
(25.0)
(0.8) (4.3) (3.7) (0.6) (4.9)
Sustaining capital
Dec 2015
(155.1)
(13.2)
(37.5)
(34.6)
(2.8)
(27.6)
expenditure Sept 2015
(139.7) (12.9)
(42.7) (36.8) (5.9) (18.5)
Financial year ended
(619.9) (53.2)
(221.1) (204.2) (16.9) (64.8)
All-in sustaining costs
(2)
Dec 2015
(516.7)
(74.6)
(173.5)
(115.2)
(58.4)
(48.3)
Sept 2015 (513.5) (77.2) (186.5) (130.2) (56.4) (33.3)
Financial year ended (2,113.3)
(295.1) (790.8) (568.2) (222.5) (114.0)
Exploration, feasibility
Dec 2015
(4.0)
-
-
-
-
-
and evaluation costs
Sept 2015 (4.5)
-
- - - -
Financial year ended (26.0)
- - - - -
Non sustaining
Dec 2015
(3.2)
(4.2)
-
-
-
-
capital expenditure
Sept 2015 (3.0)
(1.5)
- - - -
Financial year ended
(14.2)
(13.7)
- - - -
Total all-in cost
(3)
Dec 2015
(523.9)
(78.8)
(173.5)
(115.2)
(58.4)
(48.3)
Sept 2015
(520.9)
(78.6)
(186.5) (130.2) (56.4) (33.3)
Financial year ended
(2,153.5)
(308.8)
(790.8) (568.2) (222.5) (114.0)
Total all-in sustaining
Dec 2015
(516.7)
(74.6)
(173.5)
(115.2)
(58.4)
(48.3)
cost
Sept 2015
(513.5) (77.2)
(186.5) (130.2) (56.4) (33.3)
Financial year ended
(2,113.3)
(295.1) (790.8) (568.2) (222.5) (114.0)
Gold only ounces sold
Dec 2015
556.4
68.1
187.6
144.8
42.9
37.6
– (000 ounces)
Sept 2015
541.8
54.9 193.8 149.4 44.4 44.5
Financial year ended
2,098.8
198.0
753.9 586.1 167.8 158.8
AISC per ounce of gold sold
Dec 2015
929
1,095
925
799
1,361
1,285
US$/oz
Sept 2015 948
1,404
962 872 1,272 747
Financial year ended 1,007 1,490 1,049 970 1,326 718
Total all-in cost
Dec 2015
(523.9)
(78.8)
(173.5)
(115.2)
(58.4)
(48.3)
Sept 2015
(520.9) (78.6) (186.5) (130.2) (56.4) (33.3)
Financial year ended
(2,153.5)
(308.8) (790.8) (568.2) (222.5) (114.0)
Gold only ounces sold
Dec 2015
556.4
68.1
187.6
144.8
42.9
37.6
– (000 ounces)
Sept 2015 541.8
54.9
193.8 149.4 44.4 44.5
Financial year ended
2,098.8
198.0
753.9 586.1 167.8 158.8
AIC per ounce of gold sold
Dec 2015
942
1,156
925
799
1,361
1,285
US$/oz
Sept 2015
961
1,431
962 872 1,272 747
Financial year ended
1,026
1,559 1,049 970 1,326 718
DEFINITIONS
All-in costs are calculated in accordance with the World Gold Council Industry standard.
(1)
Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
(2)
All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.
(3)
Total all-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

Gold Fields Q4 2015 Results

All-in-costs (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny Smith
Operating costs
(1)
Dec 2015
(126.9)
(46.5)
(33.8)
(14.5)
(32.1)
0.2
Sept 2015
(135.6) (49.2) (35.3) (16.0) (35.1) 0.6
Financial year ended
(533.2) (195.0) (142.6) (59.8) (135.9) 0.8
Gold inventory change
Dec 2015
2.1
0.8
2.6
0.2
(1.6)
-
Sept 2015 1.0 3.3 (2.3) (0.9) 0.9
-
Financial year ended (29.0) (25.3) 1.1 0.6 (5.4) -
Inventory write-off
Dec 2015
-
-
-
-
-
-
Sept 2015
- - - - - -
Financial year ended
- - - - - -
Royalties
Dec 2015
(6.9)
(2.7)
(1.7)
(0.6)
(1.9)
-
Sept 2015
(6.9) (2.2) (1.7) (0.7) (2.4) -
Financial year ended (28.0) (10.7) (6.6) (2.1) (8.7) -
Realised gains/losses on
Dec 2015
(3.4)
(1.4)
(0.4)
(0.1)
(1.4)
-
commodity cost hedges Sept 2015 (2.7) (1.1) (0.3) (0.2) (1.1) -
Financial year ended (12.1) (5.0) (1.5) (0.5) (5.2) -
Community/social
Dec 2015
-
-
-
-
-
-
responsibility costs Sept 2015 - - - - - -
Financial year ended - - - - - -
Non-cash remuneration –
Dec 2015
(0.2)
(0.1)
-
-
(0.1)
(1.0)
share-based payments
Sept 2015 (0.9)
(0.4) (0.3) (0.1) (0.2) (1.0)
Financial year ended (2.5) (1.2) (0.7) (0.2) (0.4) (4.4)
Cash remuneration (long-
Dec 2015
-
0.1
(0.1)
-
-
(2.0)
term employee benefits) Sept 2015 0.4 0.2 0.1 (0.1) 0.1 0.1
Financial year ended (1.2) (0.2) (0.5) (0.2) (0.3) (0.6)
Other
Dec 2015
-
-
-
-
-
(2.1)
Sept 2015
- - - - - (2.1)
Financial year ended
- - - - -
(8.5)
By-product credits
Dec 2015
0.2
0.1
0.1
-
-
-
Sept 2015 0.4 0.1 0.1 0.2 0.1
-
Financial year ended 1.0 0.5 0.3 0.3 0.2 -
Rehabilitation amortisation
Dec 2015
(3.4)
(1.9)
(0.9)
(0.2)
(0.4)
-
and interest Sept 2015 (3.4) (2.0) (0.7) (0.2) (0.5) -
Financial year ended
(14.9) (8.9) (3.4) (0.8) (1.8) -
Sustaining capital expenditure
Dec 2015
(76.9)
(32.4)
(20.1)
(4.9)
(19.5)
-
Sept 2015
(65.9) (22.3) (18.6) (5.0) (19.3) -
Financial year ended (280.8) (114.5) (73.0) (20.0) (72.4) -
All-in sustaining costs
(2)
Dec 2015
(215.4)
(83.9)
(54.4)
(20.1)
(57.0)
(5.1)
Sept 2015 (213.6) (73.5) (58.9) (23.0) (57.4) (2.5)
Financial year ended (900.7) (360.2) (226.8) (82.9) (230.0) (13.0)
Exploration, feasibility
Dec 2015
-
-
-
-
-
(4.0)
and evaluation costs Sept 2015 - - - - - (4.5)
Financial year ended - - - - - (26.0)
Non sustaining capital
Dec 2015
-
-
- - -
1.0
expenditure Sept 2015 -
-
- - -
(1.5)
Financial year ended - - - - - (0.5)
Total all-in cost
(3)
Dec 2015
(215.4)
(83.9)
(54.4)
(20.1)
(57.0)
(8.1)
Sept 2015 (213.6) (73.5) (58.9) (23.0) (57.4) (8.5)
Financial year ended (900.7) (360.2) (226.8) (82.9) (230.0) (39.5)
Total all-in sustaining cost
Dec 2015
(215.4)
(83.9)
(54.4)
(20.1)
(57.0)
(5.1)
Sept 2015
(213.6) (73.5) (58.9) (23.0) (57.4) (2.5)
Financial year ended
(900.7) (360.2) (226.8) (82.9) (230.0) (13.0)
Gold only ounces sold
Dec 2015
263.0
100.4
65.7
24.6
72.4
-
– (000 ounces)
Sept 2015
248.6 83.6 57.5 25.4 82.1 -
Financial year ended
988.0 371.9 236.6 78.4 301.1
-
AISC per ounce of gold sold
Dec 2015
819
836
828
817
787
-
US$/oz
Sept 2015
859 879 1,025 906 699 -
Financial year ended
912 969 959 1,057 764 -
Total all-in cost
Dec 2015
(215.4)
(83.9)
(54.4)
(20.1)
(57.0)
(8.1)
Sept 2015 (213.6) (73.5) (58.9) (23.0) (57.4) (8.5)
Financial year ended (900.7) (360.2) (226.8) (82.9) (230.0) (39.5)
Gold only ounces sold
Dec 2015
263.0
100.4
65.7
24.6
72.4
-
– (000 ounces) Sept 2015
248.6 83.6 57.5 25.4 82.1 -
Financial year ended
988.0 371.9 236.6 78.4 301.1 -
AIC per ounce of gold sold
Dec 2015
819
836
828
817
787
-
US$/oz
Sept 2015 859 879 1,025 906 699
-
Financial year ended 912 969 959 1,057 764 -

Gold Fields Q4 2015 Results

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Total Group
Operations
South
Africa
Region
West Africa Region
South
America
Ghana
Peru
UNITED STATES DOLLARS
South Deep
Total
Tarkwa
Damang
Cerro
Corona
All-in sustaining costs
Dec 2015
(516.7)
(74.6)
(173.5)
(115.2)
(58.4)
(48.3)
(per table on page 26)
Sept 2015 (513.5) (77.2) (186.5) (130.2) (56.4)
(33.3)
Financial year ended (2,113.3) (295.1) (790.8) (568.2) (222.5)
(114.0)
Add back by-product credits
Dec 2015
(26.0)
(0.2)
(1.5)
(1.5)
-
(24.1)
Sept 2015 (27.8) (0.1) (3.1) (3.1) -
(24.2)
Financial year ended (120.7) (0.4) (5.5) (5.5) -
(113.8)
All-in sustaining costs gross
Dec 2015
(542.7)
(74.8)
(175.0)
(116.7)
(58.4)
(72.4)
of by-product credits
Sept 2015
(541.3) (77.3) (189.6) (133.3) (56.4)
(57.5)
Financial year ended
(2,234.0) (295.5) (796.3) (573.7) (222.5) (227.8)
Gold equivalent ounces sold
Dec 2015
586.3
68.1
187.6
144.8
42.9
67.5
Sept 2015
576.0 54.9 193.8 149.4 44.4
78.6
Financial year ended 2,233.3 198.0 753.9 586.1 167.8
293.3
AISC gross of by-product
Dec 2015
926
1,098
933
806
1,361
1,073
credits per equivalent ounce
Sept 2015 940 1,406 978 892 1,272
731
of gold – US$/eq oz
Financial year ended 1,000 1,492 1,056 979 1,326
777
All-in costs
Dec 2015
(523.9)
(78.8)
(173.5)
(115.2)
(58.4)
(48.3)
(per table on page 26)
Sept 2015 (520.9)
(78.6)
(186.5)
(130.2) (56.4)
(33.3)
Financial year ended (2,153.5) (308.8) (790.8) (568.2) (222.5)
(114.0)
Add back by-product credits
Dec 2015
(26.0)
(0.2)
(1.5)
(1.5)
-
(24.1)
Sept 2015
(27.8) (0.1) (3.1) (3.1) -
(24.2)
Financial year ended (120.7) (0.4) (5.5) (5.5) -
(113.8)
All-in costs gross of by-product
credits
Dec 2015
(549.9)
(79.0)
(175.0)
(116.7)
(58.4)
(72.4)
Sept 2015 (548.7) (78.7) (189.6) (133.3) (56.4)
(57.5)
Financial year ended (2,274.2) (309.2) (796.3) (573.7) (222.5)
(227.8)
Gold equivalent ounces sold
Dec 2015
586.3
68.1
187.6
144.8
42.9
67.5
Sept 2015 576.0 54.9
193.8 149.4 44.4
78.6
Financial year ended 2,233.3 198.0 753.9 586.1 167.8
293.3
AIC gross of by-product
Dec 2015
938
1,159
933
806
1,361
1,073
credits per equivalent ounce
Sept 2015
953 1,433 978 892 1,272
731
of gold – US$/eq oz
Financial year ended
1,018 1,561 1,056 979 1,326 777

Gold Fields Q4 2015 Results

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD
Figures are in US dollar million unless otherwise stated
Australia Region
Corporate
and
projects
Australia
UNITED STATES DOLLARS
Total
St Ives
Agnew/
Lawlers
Darlot
Granny
Smith
All-in sustaining costs
Dec 2015
(215.4)
(83.9)
(83.9)
(20.1)
(57.0)
(4.9)
(per table on page 27)
Sept 2015 (213.6) (73.5) (58.9) (23.0) (57.4) (2.5)
Financial year ended (900.7) (360.2) (226.8) (82.9) (230.0) (12.7)
Add back by-product credits
Dec 2015
(0.2)
(0.1)
(0.1)
-
-
-
Sept 2015 (0.4) (0.1) (0.1) (0.2) (0.1)
-
Financial year ended (1.0) (0.5) (0.3) (0.2) (0.1) -
All-in sustaining costs gross
Dec 2015
(215.6)
(84.0)
(54.5)
(20.1)
(57.0)
(4.9)
of by-product credits
Sept 2015 (214.0)
(73.6) (59.0) (23.1) (57.4) (2.5)
Financial year ended (901.8) (360.7) (227.1) (83.1) (230.1) (12.7)
Gold equivalent ounces sold
Dec 2015
263.0
100.4
65.7
24.6
72.4
-
Sept 2015
248.6 83.6 57.5 25.4 82.1 -
Financial year ended
988.0 371.9 236.6 78.4 301.1 -
AISC gross of by-product
Dec 2015
819
837
829
817
787
-
credits per equivalent ounce
Sept 2015 861 881 1,027 912 699 -
of gold – US$/eq oz
Financial year ended 913 970 960 1,059 764 -
All-in costs
Dec 2015
(215.4)
(83.9)
(54.4)
(20.1)
(57.0)
(7.9)
(per table on page 27)
Sept 2015
(213.6)
(73.5) (58.9) (23.0) (57.4) (8.5)
Financial year ended (900.7) (360.2) (226.8) (82.9) (230.0) (39.2)
Add back by-product credits
Dec 2015
(0.2)
(0.1)
(0.1)
-
-
-
Sept 2015 (0.4) (0.1) (0.1) (0.2) (0.1)
-
Financial year ended (1.0) (0.5) (0.3) (0.2) (0.1) -
All-in costs gross of by-
Dec 2015
(215.6)
(84.0)
(54.5)
(20.1)
(57.0)
(7.9)
product credits Sept 2015 (214.0) (73.6) (59.0) (23.1) (57.4) (8.5)
Financial year ended
(901.8) (360.7) (227.1) (83.1) (230.1) (39.2)
Gold equivalent ounces sold
Dec 2015
263.0
100.4
65.7
24.6
72.4
-
Sept 2015
248.6 83.6 57.5 25.4 82.1 -
Financial year ended
988.0 371.9 236.6 78.4 301.1 -
AIC gross of by-product
Dec 2015
819
837
829
817
787
-
credits per equivalent ounce
Sept 2015 861 881 1,027 912 699 -
of gold – US$/eq oz
Financial year ended 913 970 960 1,059 764 -

Gold Fields Q4 2015 Results

Underground and surface (Unreviewed)
UNITED STATES DOLLARS,
IMPERIAL OUNCES WITH
METRIC TONNES AND GRADE
Total Mine
Operations
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
Ghana
Peru
Australia
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
#
Agnew/
Lawlers
Darlot
Granny
Smith
Ore milled/treated (000 tonnes)
– underground
Dec 2015
1,414
404
-
-
-
-
1,010
235
298
118
359
Sept 2015
1,390 335 -
-
-
- 1,055 276 294 125 360
Financial year ended
5,571 1,231 - - - - 4,340 1,214 1,218 457 1,451
– underground waste
Dec 2015
23
23
-
- -
-
-
-
-
-
Sept 2015 19 19 - - - - - - - - -
Financial year ended
51 51 - - - - - - - - -
– surface ore
Dec 2015
6,949
122
4,361
3,299
1,062
1,727
739
739
-
-
-
Sept 2015 6,887 34 4,538 3,415 1,123 1,753 562 561 -
- 1
Financial year ended 27,392 214 17,815 13,520 4,295 6,710 2,653 2,653 -
- -
– total milled
Dec 2015
8,386
549
4,361
3,299
1,062
1,727
1,749
974
298
118
359
Sept 2015 8,295 387 4,538 3,415 1,123 1,753 1,617 837 294 125 361
Financial year ended 33,014 1,496 17,815 13,520 4,295 6,710 6,993 3,867 1,218 457 1,451
Yield (grams per tonne)
– underground
Dec 2015
5.8
5.2
-
- -
-
6.1
4.8
6.9
6.5
6.3
Sept 2015 5.7 5.1 - - - - 6.0 4.4 6.1 6.3 7.1
Financial year ended 5.5 5.0 - - - - 5.7 4.5 6.0 5.3 6.5
– underground
Dec 2015
-
-
-
- -
-
-
- - - -
Sept 2015 - - - - - - - - - - -
Financial year ended - - - - - - - - - - -
– surface ore
Dec 2015
1.4
0.1
1.3
1.4
1.3
1.2
2.7
2.7
-
-
-
Sept 2015 1.4 0.2 1.3 1.4 1.2 1.4 2.4 2.5 - - -
Financial year ended 1.4 0.2 1.3 1.3 1.2 1.4 2.3 2.3 - - -
– combined
Dec 2015
2.2
3.9
1.3
1.4
1.3
1.2
4.7
3.2
6.9
6.5
6.3
Sept 2015 2.1 4.4 1.3 1.4 1.2 1.4 4.7 3.1 6.1 6.3 7.1
Financial year ended 2.1 4.1 1.3 1.3 1.2 1.4 4.4 3.0 6.0 5.3 4.6.5
Gold produced (000 ounces)
– underground
Dec 2015
266.7
67.7
-
- -
-
199.0
36.3
65.7
24.6
72.3
Sept 2015 259.0 54.7 - - - - 204.3 39.4 57.5 25.4 82.1
Financial year ended 989.4 195.8 - - - - 792.5 176.3 236.6 78.4 301.1
– underground
Dec 2015
-
-
-
- -
-
-
- - - -
Sept 2015 - - - - - - - - - - -
Financial year ended - - - - - - - - - - -
– surface ore
Dec 2015
318.4
0.5
187.6
144.8
42.9
66.2
64.1
64.1
-
-
-
Sept 2015 317.5 0.3 193.8 149.4 44.4 79.2 44.3 44.3 - - -
Financial year ended 1,246.2 1.1 753.9 586.1 167.8 295.6 195.5 195.5 - - -
– total
Dec 2015
585.0
68.1
187.6
144.8
42.9
66.2
263.0
100.4
65.7
24.6
72.4
Sept 2015 576.5 54.9 193.8 149.4 44.4 79.2 248.6 83.6 57.5 25.4 82.1
Financial year ended 2,235.6 198.0 753.9 586.1 167.8 295.6 988.0 371.9 236.6 78.4 301.1
Operating costs (dollar per tonne)
– underground
Dec 2015
112
142
-
- -
-
96
104
113
123
90
Sept 2015 124 178 - - - - 104 91 120
128 97
Financial year ended 122 184 - - - - 102 87 1 117
131 94
– surface
Dec 2015
27
3
28
24
42
21
40
40
-
-
-
Sept 2015 29 3 30 25 43 21 46 43 - - -
Financial year ended 28 1 29 25 43 21 34 34 - - -
– total
Dec 2015
41
111
28
24
42
21
73
48
113
v
123
90
Sept 2015 45 162 30 25 43 21 84 59 120
v
128 97
Financial year ended 43 158 29 25 43 21 76 50 117 131 94
#
December quarter includes 180 ounces at St Ives, from rinsing inventory at the heap leach operations.

Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za
Registered office
JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
LONDON
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
American depository receipts transfer agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer secretaries
SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]
+44 20 8639 5000
Fax: +44 20 8658 3430
e-mail:ssd@capitaregistrars.com
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / GFI
SWX: GOLI
Directors
CA Carolus (Chair) ° R P Menell (Deputy Chair) ° N J Holland * (Chief Executive Officer) P A Schmidt (Chief Financial Officer)
K Ansah
#
A R Hill ° G M Wilson ° D N Murray ° D M J Ncube °
* British
#
Ghanaian Canadian
° Independent Director
Non-independent Director

Administration and corporate information

Independent auditor’s review report on condensed consolidated financial statements
To the shareholders of Gold Fields Limited
We have reviewed the condensed consolidated financial statements of Gold Fields
Limited, which comprise the condensed consolidated statement of financial position as at 31 December 2015, and the condensed consolidated income statement and the condensed consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes, as set out on pages 19 to 23 and marked as reviewed, and the segmental financial results for the year ended 31 December 2015, as set out on pages 24 to 25 and marked as reviewed.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the
“Basis of accounting” note to the financial statements, and the requirements of the
Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on Review
Engagements (ISRE) 2410, which applies to a review of historical information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.
The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing.
Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2015 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the “Basis of accounting” note to the financial statements, and the requirements of the Companies Act of South Africa.
Other Matter
We have not reviewed the information for the quarters ended September 2015,
December 2015 and December 2014 and the segmental operating results included in the accompanying condensed consolidated financial statements, and accordingly do not express a conclusion thereon.

/s/ KPMG Inc.
Registered Auditor
Per Coenie Basson
Chartered Accountant (SA)
Registered Auditor
Director
18 February 2016
Parktown
South Africa
Forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section
21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-
looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields’ mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of the Group’s business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and
Gold Fields’ overall cost of funding;
• the adequacy of the Group’s insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 18 February 2016
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer